--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                 AND RULE 13E-3 (SECTION 240.13E-3) THEREUNDER)
                            ------------------------

                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                                (NAME OF ISSUER)

                      ABACO GRUPO FINANCIERO, S.A. DE C.V.
           ABACO CASA DE BOLSA, S.A. DE C.V., ABACO GRUPO FINANCIERO
                          R & R CAPITAL HOLDINGS, INC.
                        R & R CAPITAL ACQUISITION CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                     COMMON STOCK, $.09 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  774877 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------


                         LIC. JORGE ANTONIO GARCIA GARZA
                      ABACO GRUPO FINANCIERO, S.A. DE C.V.
                           AVE. SAN JERONIMO 999 PTE.
                              COLONIA SAN JERONIMO
                      64640 MONTERREY, NUEVO LEON, MEXICO
                               011-52-8-399-6121
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------


                                 With Copy To:
                            M. RIDGWAY BARKER, ESQ.
                            KELLEY DRYE & WARREN LLP
                               TWO STAMFORD PLAZA

                             281 TRESSER BOULEVARD
                          STAMFORD, CONNECTICUT 06901
                                 (203) 324-1400

                            ------------------------

This statement is filed in connection with (check the appropriate box):

     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. / / The filing of a registration statement under the Securities Act of 1933.

     c. / / A tender offer.

     d. /x/ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
                $600,000                                  $120

* For purposes of calculating fee only. This amount assumes that, by virtue of the merger described herein, 1,997,914 shares of Common Stock, $.09 par value per share, shall be converted into the right to receive approximately
    $600,000 in cash ($.30 per share), without interest. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the transaction.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    (1)  Amount previously paid: $120
    (2)  Form, Schedule or Registration Statement No.: Schedule 13E-3
    (3)  Filing Parties: Abaco Grupo Financiero, S.A. de C.V., Abaco Casa de
    Bolsa, S.A. de C.V., Abaco Grupo Financiero, R & R Capital Holdings, Inc.
         and R & R Capital Acquisition Corp.
    (4)  Date Filed: February 4, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this 'Transaction Statement') is being filed by Abaco Grupo Financiero, S.A. de C.V., a Mexican corporation ('Parent'), Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero, a Mexican corporation ('Abaco'), R & R Capital Holdings, Inc., a Delaware corporation ('Holdings') and R & R Capital Acquisition Corp., a Delaware corporation ('Acquisition Sub'). With the exception of Items 2(e), (f) and 9(a)-(c) contained in the Cross Reference Sheet below, the information required by Items 1 through 16 of Schedule 13E-3 is expressly incorporated in this Transaction Statement by reference to the Notice and Information Statement which is attached hereto as Exhibit (d) (the 'Information Statement') which is to be furnished to stockholders of Rodman & Renshaw Capital Group, Inc. (the 'Company') in connection with a series of transactions to be effected by Abaco which will result in the Company becoming a wholly owned subsidiary of Holdings. The location in the Information Statement of such information is set forth in the following Cross Reference Sheet. If any item of this Transaction Statement is inapplicable or the answer thereto is in the negative and is omitted from the Information Statement, a statement to that effect has been included in the Cross Reference Sheet below.


                             CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT
--------------------------------- --------------------------------------------
ITEM 1.  ISSUER AND CLASS OF
         SECURITY SUBJECT TO THE
         TRANSACTION
         (A)                      COVER PAGE and 'CERTAIN INFORMATION
                                  CONCERNING THE COMPANY'
         (B)                      COVER PAGE, 'GENERAL' and 'MARKET
                                  INFORMATION AND RELATED STOCKHOLDER
                                  MATTERS--Outstanding Shares of Common Stock'
         (C)                      'MARKET INFORMATION AND RELATED STOCKHOLDER
                                  MATTERS--Market Information'
         (D)                      'MARKET INFORMATION AND RELATED STOCKHOLDER
                                  MATTERS--Dividends'
         (E)                      Not Applicable
         (F)                      'SPECIAL FACTORS--Background'
ITEM 2.  IDENTITY AND BACKGROUND
         (A) THROUGH (D) AND (G)  COVER PAGE, 'INFORMATION ABOUT PARENT,
                                  ABACO, HOLDINGS AND ACQUISITION SUB' AND
                                  Annex IV
         (E) AND (F)              During the last five years, neither Parent,
                                  Abaco, Holdings nor Acquisition Sub, nor, to
                                  the best knowledge of Parent, Abaco,
                                  Holdings and Acquisition Sub, any of their
                                  respective executive officers and directors,
                                  (i) has been convicted in a criminal

                                  proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT
--------------------------------- --------------------------------------------
ITEM 3.  PAST CONTACTS,
         TRANSACTIONS OR
         NEGOTIATIONS
         (A)(1)                   'SPECIAL FACTORS--Background' and 'SPECIAL
                                  FACTORS--Past Contacts, Transactions or
                                  Negotiations'
         (A)(2)                   'SPECIAL FACTORS--Background' and 'SPECIAL
                                  FACTORS--Composition of the Board; Position
                                  of the Company with Respect to the
                                  Transactions'
         (B)                      'SPECIAL FACTORS--Background' and 'SPECIAL
                                  FACTORS--Past Contacts, Transactions or
                                  Negotiations'
ITEM 4.  TERMS OF THE TRANSACTION
         (A) AND (B)              'GENERAL,' 'THE CONVERSION AND OPEN MARKET
                                  PURCHASES,' 'THE MERGER' and Annex I
ITEM 5.  PLANS OR PROPOSALS OF
         THE ISSUER OR AFFILIATE
         (A) THROUGH (E)          'SPECIAL FACTORS--Plans for the Company
                                  after the Transactions' and 'THE
                                  MERGER--Principal Effects of the Merger'
         (F) AND (G)              'THE MERGER--Principal Effects of the
                                  Merger' and 'ADDITIONAL
                                  INFORMATION--Delisting and Deregistration'
ITEM 6.  SOURCE AND AMOUNT OF
         FUNDS OR OTHER
         CONSIDERATION
         (A)                      'THE MERGER--Sources of Funds'
         (B)                      'THE MERGER--Costs and Expenses of the
                                  Merger'

         (C)                      Not Applicable
         (D)                      Not Applicable
ITEM 7.  PURPOSE(S),
         ALTERNATIVES, REASONS
         AND EFFECTS
         (A)                      'SPECIAL FACTORS--Background,' 'SPECIAL
                                  FACTORS-- Evaluation of Going-Private
                                  Transaction,' 'SPECIAL FACTORS-- Reasons for the Transactions; Fairness of the
                                  Transactions' and 'SPECIAL FACTORS--Purpose,
                                  Structure and Benefits of the Transactions'
         (B)                      'SPECIAL FACTORS--Reasons for the
                                  Transactions; Fairness
                                  of the Transactions'
         (C)                      'SPECIAL FACTORS--Background,' 'SPECIAL
                                  FACTORS-- Evaluation of Going-Private
                                  Transaction,' 'SPECIAL FACTORS-- Purpose,
                                  Structure and Benefits of the Transactions' and 'SPECIAL FACTORS--Effects and Timing'
         (D)                      'GENERAL,' 'SPECIAL FACTORS--Reasons for the
                                  Transactions; Fairness of the Transactions,'
                                  'SPECIAL FACTORS--Effects and Timing,' 'THE
                                  MERGER--Principal Effects of the Merger' and 'FEDERAL INCOME TAX CONSEQUENCES'

ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT
--------------------------------- --------------------------------------------
ITEM 8.  FAIRNESS OF THE
         TRANSACTION
         (A)                      'SPECIAL FACTORS--Reasons for the
                                  Transactions; Fairness of the Transactions'
         (B)                      'SPECIAL FACTORS--Background,' 'SPECIAL
                                  FACTORS-- Reasons for the Transactions;
                                  Fairness of the Transactions' and 'SPECIAL
                                  FACTORS--Valuation of the Company'
         (C)                      'GENERAL,' 'THE CONVERSION AND OPEN MARKET
                                  PURCHASES' and 'THE MERGER'
         (D)                      'SPECIAL FACTORS--Reasons for the
                                  Transactions; Fairness of the Transactions'
         (E)                      'SPECIAL FACTORS--Composition of the Board;

                                  Position of the Company with Respect to the
                                  Transactions'
         (F)                      'SPECIAL FACTORS--Past Contacts,
                                  Transactions or Negotiations'
ITEM 9.  REPORTS, OPINIONS,
         APPRAISALS AND CERTAIN
         NEGOTIATIONS
         (A) THROUGH (C)          'SPECIAL FACTORS--Valuation of the Company'
                                  and Exhibit (b) to this Transaction
                                  Statement
ITEM 10. INTEREST IN SECURITIES
         OF THE ISSUER
         (A)                      'GENERAL,' 'SPECIAL FACTORS--Background,'
                                  'SPECIAL FACTORS--Past Contacts,
                                  Transactions or Negotiations' and 'THE
                                  MERGER--Beneficial Ownership'
         (B)                      Not Applicable
ITEM 11. CONTRACTS, ARRANGEMENTS  'GENERAL,' 'SPECIAL FACTORS--Background' and
         OR UNDERSTANDINGS WITH   'SPECIAL FACTORS--Past Contacts,
         RESPECT TO THE ISSUER'S  Transactions or Negotiations'
         SECURITIES
ITEM 12. PRESENT INTENTION AND
         RECOMMENDATION OF
         CERTAIN PERSONS WITH
         REGARD TO THE
         TRANSACTION
         (A)                      'GENERAL,' 'THE CONVERSION AND OPEN MARKET
                                  PURCHASES' and 'THE MERGER'
         (B)                      Not Applicable
ITEM 13. OTHER PROVISIONS OF THE
         TRANSACTION
         (A)                      'RIGHTS OF DISSENTING STOCKHOLDERS' and
                                  Annex II

ITEM IN SCHEDULE 13E-3                 LOCATION IN INFORMATION STATEMENT
--------------------------------- --------------------------------------------
         (B)                      Not Applicable
         (C)                      Not Applicable
ITEM 14. FINANCIAL INFORMATION
         (A)                      'SELECTED FINANCIAL DATA'
         (B)                      Not Applicable
ITEM 15. PERSONS AND ASSETS
         EMPLOYED, RETAINED OR
         UTILIZED
         (A)                      'SPECIAL FACTORS--Composition of the Board;
                                  Position of the Company with Respect to the

                                  Transactions'
         (B)                      Not Applicable
ITEM 16. ADDITIONAL INFORMATION   Additional information concerning the Rule
                                  13e-3 transaction is set forth in the
                                  Information Statement attached to this
                                  Transaction Statement as Exhibit (d), which
                                  is incorporated herein by reference in its
                                  entirety
ITEM 17. MATERIAL TO BE FILED AS
         EXHIBITS
         (A)                      Not Applicable
         (B)                      Valuation Report of Murray Devine & Co.
                                  (filed as Exhibit (b) to the Transaction
                                  Statement filed with the Securities and
                                  Exchange Commission on February 4, 1997)
         (C)                      Not Applicable
         (D)                      Notice and Information Statement
         (E)                      Section 262 of the General Corporation Law
                                  of the State of Delaware is incorporated by
                                  reference to Annex II to the Information
                                  Statement included herein as Exhibit (d)
         (F)                      Not applicable

SIGNATURES

     After due inquiry and to the best of its knowledge and belief each of the undersigned certifies, that the information set forth in this statement is true, complete and correct.


Dated: March 24, 1997



                                      R & R CAPITAL ACQUISITION CORP.

                                      By: /s/ JORGE LANKENAU ROCHA
                                          ------------------------------------
                                          Name: Jorge Lankenau Rocha
                                          Title:  President

                                      R & R CAPITAL HOLDINGS, INC.

                                      By: /s/ JORGE LANKENAU ROCHA
                                          ------------------------------------
                                          Name: Jorge Lankenau Rocha
                                          Title:  President

                                      ABACO CASA DE BOLSA, S.A. DE C.V.,
                                      ABACO GRUPO FINANCIERO

                                      By: /s/ FRANCISCO E. QUINTANILLA
                                          ------------------------------------
                                          Name: Francisco E. Quintanilla
                                          Title:  Director of Financial Controls

                                      ABACO GRUPO FINANCIERO, S.A. DE C.V.

                                      By: /s/ FRANCISCO E. QUINTANILLA
                                          ------------------------------------
                                          Name: Francisco E. Quintanilla
                                          Title:  Director of Financial Controls

                                                                     EXHIBIT (D)

                        NOTICE AND INFORMATION STATEMENT

     Stockholders of Rodman & Renshaw Capital Group, Inc., a Delaware corporation (the 'Company'), are hereby notified that Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero, a Mexican corporation ('Abaco') and a 99.99% owned subsidiary of Abaco Grupo Financiero, S.A. de C.V., a Mexican corporation ('Parent'), intends to effect a series of transactions which will result in the Company becoming an indirect wholly owned subsidiary of Abaco.

     R & R Capital Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Abaco ('Acquisition Sub') intends to increase its ownership of shares of the Company's Common Stock, $.09 par value per share (the 'Common Stock'), to at least 90% of the issued and outstanding shares of Common Stock ('90% Ownership'). Promptly following obtaining 90% Ownership, Acquisition Sub intends to effect a short-form merger (the 'Merger') of Acquisition Sub into the Company pursuant to Section 253 of the General Corporation Law of the State of Delaware (the 'DGCL') by filing the Certificate of Merger (as defined herein) with the Secretary of State of Delaware (the date of such filing being hereinafter called the 'Effective Date').


     On the Effective Date, Acquisition Sub will be merged into the Company, with the Company as the surviving corporation, and each share of Common Stock issued and outstanding prior to the Merger, other than issued and outstanding shares of Common Stock held by Acquisition Sub (the 'Unaffiliated Shares'), will, by virtue of the Merger, be converted into the right to receive $.30 in cash, without interest (the 'Merger Consideration'), subject to the rights of holders of Unaffiliated Shares ('Unaffiliated Stockholders') to perfect dissenters' rights in accordance with Delaware law ('Dissenters' Rights'). The Common Stock is listed on the New York Stock Exchange ('NYSE'). The closing price for the Common Stock on the NYSE on February 3, 1997, the last trading day before the public announcement of the Transactions (as defined herein) was $1 1/4 per share. The closing price for the Common Stock on the NYSE on March 21, 1997 was $ 11/32 per share.


     On the Effective Date, the issued and outstanding shares of Common Stock held by Acquisition Sub will be cancelled and the issued and outstanding shares of capital stock of Acquisition Sub will be converted into an aggregate of 50,000 shares of Common Stock. Accordingly, after the Merger, all of the issued and outstanding shares of Common Stock will be indirectly owned by Abaco. As permitted by Section 253 of the DGCL, the approval of stockholders other than Acquisition Sub will not be required for the Merger to become effective and is not being requested.

     This Notice and Information Statement (this 'Information Statement') provides a detailed description of the transactions described herein and various other matters. Please give it your careful attention.

     The date of this Information Statement is March   , 1997.


     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     Stockholders with inquiries relating to the matters outlined in this Information Statement may direct such inquiries to Paul Shulman at (800) 932-8481.

                               TABLE OF CONTENTS


                                                                                                           PAGE NO.
                                                                                                           --------
GENERAL.................................................................................................       1
SPECIAL FACTORS.........................................................................................       3
  Background............................................................................................       3
  Evaluation of Going-Private Transaction...............................................................       4
  Reasons for the Transactions; Fairness of the Transactions............................................       5
  Composition of the Board; Position of the Company with Respect to the Transactions....................       6
  Valuation of the Company..............................................................................       8
  Purpose, Structure and Benefits of the Transactions...................................................      14
  Effects and Timing....................................................................................      15
  Past Contacts, Transactions or Negotiations...........................................................      15
  Plans for the Company after the Transactions..........................................................      16
THE CONVERSION AND OPEN MARKET PURCHASES................................................................      17
  General...............................................................................................      17
  NYSE Voting Requirements..............................................................................      17
  Insufficient Shares; Open Market Purchases; Amending the Certificate of Incorporation.................      18
THE MERGER..............................................................................................      19
  Principal Effects of the Merger.......................................................................      19
  Payment for Shares....................................................................................      19
  Treatment of Stock Options............................................................................      20
  Certain Terms of the Merger...........................................................................      20
  Costs and Expenses of the Merger......................................................................      20
  Sources of Funds......................................................................................      20
  Regulatory Requirements...............................................................................      20
  Beneficial Ownership..................................................................................      20
INFORMATION ABOUT PARENT, ABACO, HOLDINGS AND ACQUISITION SUB...........................................      21
CERTAIN INFORMATION CONCERNING THE COMPANY..............................................................      21
  General...............................................................................................      21
  Cost Reduction Activities of the Company..............................................................      21
MARKET INFORMATION AND RELATED STOCKHOLDER MATTERS......................................................      22
  Market Information....................................................................................      22
  Outstanding Shares of Common Stock....................................................................      22
  Dividends.............................................................................................      22
SELECTED FINANCIAL INFORMATION..........................................................................      23
RIGHTS OF DISSENTING STOCKHOLDERS.......................................................................      24
FEDERAL INCOME TAX CONSEQUENCES.........................................................................      26
  General...............................................................................................      26
  Tax Consequences to the Company.......................................................................      26
  Tax Consequences to Acquisition Sub and Holdings......................................................      26
  Tax Consequences to Unaffiliated Stockholders.........................................................      26
ADDITIONAL INFORMATION..................................................................................      26
  Current Information...................................................................................      26
  Delisting and Deregistration..........................................................................      27



Annex  I--Form of Certificate of Ownership and Merger


Annex  II--Section 262 of the General Corporation Law of the State of Delaware



Annex III-- Certificate of Designations of Rights, Preferences, Privileges and Restrictions
         of Series E Non-Voting Convertible Preferred Stock



Annex IV--Executive Officers and Directors of Parent, Abaco, Holdings and Acquisition Sub

                                    GENERAL

     According to the Company's Form 10-Q for the quarter ended September 30, 1996 (the 'Form 10-Q'), there were 6,645,802 issued and outstanding shares of Common Stock as of such date. Abaco currently owns 4,625,788 issued and outstanding shares of Common Stock, which represents 69.6% of the issued and outstanding shares of Common Stock, and all of the issued and outstanding shares of the Company's Preferred Stock, consisting of 50 issued and outstanding shares of Series B Non-Voting Convertible Preferred Stock, $.01 par value per share (the 'Series B Stock'), 50 issued and outstanding shares of Series C Non-Voting Convertible Preferred Stock, $.01 par value per share (the 'Series C Stock'), 45 issued and outstanding shares of Series D Non-Voting Convertible Preferred Stock, $.01 par value per share (the 'Series D Stock'), and 30 issued and outstanding shares of Series E Non-Voting Convertible Preferred Stock, $.01 par value per share (the 'Series E Stock,' and, together with the Series B Stock, the Series C Stock and Series D Stock, the 'Preferred Stock').

     Abaco intends to transfer to a wholly owned subsidiary, R & R Capital Holdings, Inc., a Delaware corporation ('Holdings'), all of the shares of Common Stock and Preferred Stock owned by it. Holdings, in turn, intends to transfer such shares to Acquisition Sub, which is a wholly owned subsidiary of Holdings.

     Thereafter, Acquisition Sub intends to acquire 90% Ownership and to effect the Merger pursuant to Section 253 of the DGCL. Acquisition Sub intends to obtain 90% Ownership by converting 12 shares of the Series E Stock to be held by it into approximately 13,333,333 shares of Common Stock in accordance with the terms applicable to the Series E Stock. Following this conversion, Acquisition Sub will hold approximately 89.9% of the issued and outstanding shares of Common Stock. Since the Company does not have a sufficient number of shares of Common Stock currently authorized under its Restated Certificate of Incorporation, as amended (the 'Certificate of Incorporation'), to permit the full conversion of additional shares of Series E Stock into shares of Common Stock in accordance with the terms applicable to the Series E Stock, Acquisition Sub intends to purchase at least 22,101 shares of Common Stock in the open market at prevailing prices in order to obtain 90% Ownership. The amount and timing of any of such open market purchases will depend on market conditions, share prices and other factors. If Acquisition Sub is successful in obtaining 90% Ownership through the purchase of shares of Common Stock in the open market, it will proceed to effect the Merger as described herein.


     If Acquisition Sub is not successful in obtaining 90% Ownership through the purchase of shares of Common Stock in the open market, Acquisition Sub intends to enforce its rights under the terms applicable to the Series E Stock and require the Company to amend the Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion of additional shares of Series E Stock into shares of Common Stock. Such amendment to the Certificate of Incorporation would require the approval of the Company's Board of Directors (the 'Board') and stockholders. Acquisition Sub believes that it would be able to obtain approval of the Board since the Board previously approved the issuance of the Series E Stock which, by its terms, obligates the Company to reserve sufficient shares of Common Stock to provide for the conversion of all issued and outstanding shares of Series E Stock. In addition, a majority of the Board's current members are or were directors and/or officers of or otherwise affiliated with Parent and/or Abaco. While Parent, Abaco or their affiliates have not held any discussions with the Board regarding such amendment to the Certificate of Incorporation, Acquisition Sub has no reason to believe that the Company would not honor its contractual obligations under the Certificate of Designations (as defined herein) relating to the Series E Stock. If the Company chose not to honor such contractual obligations, Acquisition Sub would seek to enforce its rights through the judicial process or through its ability, as the majority stockholder, to change the composition of the Board. Since Acquisition Sub will hold more than 50% of the issued and outstanding shares of Common Stock, stockholder approval would be assured. See 'Special Factors--Composition of the Board; Position of the Company with Respect to the Transactions' and 'The Conversion and Open Market Purchases.'



     Promptly following obtaining 90% Ownership, Acquisition Sub intends to effect the Merger by filing the Certificate of Ownership and Merger in substantially the form attached to this Information Statement as Annex I (the 'Certificate of Merger') with the Secretary of State of Delaware.


     On the Effective Date, Acquisition Sub will be merged into the Company, with the Company as the surviving corporation, and each Unaffiliated Share will, by virtue of the Merger, be converted into the right to receive the Merger Consideration, subject to the rights of Unaffiliated Stockholders to perfect Dissenters' Rights. On the Effective Date, the issued and outstanding shares of Common Stock held by Acquisition Sub will be cancelled and the issued and outstanding shares of capital stock of Acquisition Sub held by Holdings will be converted into an aggregate of 50,000 shares of Common Stock. Accordingly, after the Merger, all of the issued and outstanding shares of Common Stock will be owned by Holdings. As permitted by Section 253 of the DGCL, the approval of stockholders other than Acquisition Sub will not be required for the Merger to become effective and is not being requested. See 'The Merger.'

     The conversion of shares of Series E Stock, the purchase of issued and outstanding shares of Common Stock in the open market, the amendment of the Certificate of Incorporation (if required) and the Merger are hereinafter collectively referred to as the 'Transactions.' It is expected that the Transactions will be consummated on or after 20 days following the date of this Information Statement.

     The Board has not reviewed the terms of the Transactions and has not made a determination as to whether the Transactions are fair to the Unaffiliated Stockholders. See 'Special Factors--Composition of the Board; Position of the Company with Respect to the Transactions.'

     Following the Effective Date, Unaffiliated Stockholders who have not exercised Dissenters' Rights will receive a Letter of Transmittal and instructions for use in surrendering to Continental Stock Transfer & Trust Co., the paying agent for the Merger (the 'Paying Agent'), the stock certificate(s) which prior to the consummation of the Merger represent Unaffiliated Shares.

Payment of the Merger Consideration will be made following the consummation of the Merger and upon surrender to the Paying Agent of such stock certificates together with a duly executed Letter of Transmittal. See 'The Merger--Payment for Shares.'


     Unaffiliated Stockholders who comply with the requirements of Section 262 of the DGCL will have the right to seek an appraisal of their Unaffiliated Shares in accordance with Delaware law. Under Section 262 of the DGCL, an Unaffiliated Stockholder must be notified of his, her or its Dissenters' Rights, either before the Effective Date, or within ten days thereafter, and a copy of
Section 262 of the DGCL must be included in such notice. An Unaffiliated Stockholder wishing to exercise Dissenters' Rights in connection with the Merger must deliver to the Secretary of the Company, within 20 days after the date of the mailing of such notice, a written demand for appraisal of his, her or its Unaffiliated Shares and must not tender such Unaffiliated Shares to the Paying Agent. Reference should be made to the discussion herein under 'Rights of Dissenting Stockholders' and to Annex II attached to this Information Statement (which sets forth the text of Section 262 of the DGCL) for a description of the procedures which must be followed to exercise Dissenters' Rights.



     As a result of the Transactions, it is expected that the Company will take steps to have the Common Stock delisted from the NYSE and to terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). Following such delisting and deregistration, the Company will no longer be subject to the reporting requirements of the NYSE or the Exchange Act. See 'Additional Information--Delisting and Deregistration.'


     The record date for determining stockholders entitled to receive a copy of this Information Statement is February 4, 1997.

                                SPECIAL FACTORS

BACKGROUND

     On December 22, 1993, Abaco purchased, in connection with a tender offer (the 'Tender Offer'), approximately 54% of the then issued and outstanding shares of Common Stock (after giving effect to vested employee stock options) for an aggregate purchase price of approximately $26 million. At the time of the Tender Offer, the Company was experiencing significant financial and managerial difficulties.

     Since the Tender Offer, Abaco and its affiliates have provided substantial financial assistance to the Company. On June 24, 1994, the Company borrowed $10 million in cash from Confia, S.A., Institucion de Banca Multiple, Abaco Grupo Financiero, a Mexican banking institution and a 99.99% owned subsidiary of Parent ('Confia'). At the same time, the Company issued and sold to Abaco 150 shares of Series A Non-Voting Convertible Preferred Stock, $.01 par value per share (the 'Series A Stock'), for a total cash purchase price of $15 million.


     During 1995, the Company obtained additional cash loans from Confia in the aggregate amount of $16.5 million. On December 4, 1995, the Company paid all interest due on the loans from Confia and consolidated the principal amounts, totalling $26.5 million, into a single note due June 3, 1996 bearing an interest rate of 12% (the 'Loan'). On December 21, 1995, the Company issued and sold to Abaco 50 shares of Series B Stock for a cash purchase price of $5 million. Furthermore, in connection with an equipment leasing arrangement entered into by the Company during the fourth quarter of 1995, Confia issued a standby letter of credit for the account of the Company in the amount of $6 million (the 'Letter of Credit'). If the Letter of Credit is drawn down, the resulting $6 million of indebtedness that the Company would owe Confia would carry the same conversion rights as the Company's current indebtedness to Confia evidenced by the Loan. See '--Past Contacts, Transactions or Negotiations.'



     In connection with the preparation of the Company's audited consolidated financial statements for 1995, Parent and Abaco were requested by the Company to indicate their continued support for the Company and its principal subsidiary, Rodman & Renshaw, Inc. ('Rodman') in order to prevent the Company's independent accountants from issuing a 'going concern' qualification to their report on those financial statements. As a result of such request, in February 1996, the Company received a letter from Parent whereby Parent and Abaco agreed to continue to unconditionally support the Company and Rodman for the next year, up to and including March 31, 1997 (the '1996 Letter of Support'). In connection with the commitment expressed in the 1996 Letter of Support, in March 1996, Abaco purchased 50 shares of Series C Stock for a total cash purchase price of $5 million and in April 1996, Abaco purchased 45 shares of Series D Stock for a total cash purchase price of $4.5 million. On June 3, 1996, Confia agreed to extend the Loan for a six month term ending December 3, 1996. Furthermore, in November 1996, the Company issued and sold to Abaco 30 shares of Series E Stock for a total cash purchase price of $3 million, the proceeds of which were used to repay a portion of the Loan. On December 3, 1996, Confia agreed to extend the Loan to June 3, 1997.



     In the aggregate, since Abaco acquired a controlling interest in the Company in 1993, it has made cash capital contributions to the Company of $32.5 million and Confia has made loans to the Company of $26.5 million (plus provided an additional $6 million of credit support in the form of the Letter of Credit). The Company has used substantially all of the cash proceeds of such financings to make subordinated loans to and capital infusions in Rodman to enable Rodman to maintain required levels of net capital pursuant to the net capital rules promulgated by the Securities and Exchange Commission (the 'Commission'). Confia has no obligation to extend the term of the Loan after the maturity thereof. If not extended, the Loan will become immediately due. Abaco believes that the Company does not have the resources to repay the Loan, but would have to seek such resources from Rodman, and that to provide such resources, Rodman would be required to curtail severely its business activities in order to reduce its minimum net capital requirements and then to seek regulatory approval to repay its subordinated debt to the Company. In light of the historical and continuing losses incurred by Rodman, it is unlikely that Rodman could generate sufficient resources to repay the Loan. Failure to repay the Loan, if it became due, could result in the commencement of foreclosure or involuntary bankruptcy proceedings by Confia.



     Abaco believes that the financial assistance evidenced by the Preferred Stock, the Loan and the Letter of Credit were made available on at least as favorable terms as could have been obtained from third parties and that, during the latter portion of that period of time, similar financing was not available from any other source in light of the Company's historical and continuing losses.


     Despite this assistance, the Company has been unable to achieve profitability and its financial condition has continued to decline. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the 'Form 10-K'), the Company sustained net operating losses of $16.5 million for the fiscal year ended June 24, 1994, $4.2 million for the six month transition period ended December 31, 1994 and approximately $30 million for the fiscal year ended December 31, 1995. According to the Form 10-Q, the Company sustained net operating losses of approximately $13.3 million for the nine months ended September 30, 1996, or an aggregate of approximately $64 million for these combined periods. Substantially all of such losses resulted from Rodman's operations. See 'Selected Financial Data.'


     In January 1997, Parent and Abaco were requested by the Company to indicate their continued support for the Company by issuing a letter of support similar to the 1996 Letter of Support in order to prevent the Company's independent accountants from issuing a 'going concern' qualification to their report on the Company's audited consolidated financial statements for fiscal 1996. Also in January 1997, Parent was requested to provide additional financial support to the Company aggregating approximately $7 million. In February, 1997 the Company received a letter from Parent whereby Parent and Abaco agreed to extend their commitment to unconditionally support the Company and Rodman for losses incurred in the ordinary course of business for the next two years up to March 31, 1999 (the '1997 Letter of Support'). Such support may include (subject to receipt of requisite approvals of Mexican governmental authorities) infusions of capital, conversion of short-term debt to long-term debt or conversion of short-term or long-term debt to equity, if required. Parent and Abaco expect to continue to provide such requested support in connection with the implementation and consummation of the Transactions.


EVALUATION OF GOING-PRIVATE TRANSACTION



     In connection with the Tender Offer, Parent and Abaco agreed, for a period of two years from the date of the closing of the Tender Offer, not to take any action which would cause the Company to engage in any 'going-private' transaction (as defined in Rule 13e-3 under the Exchange Act) or to cause the Common Stock to cease to be registered under Section 12 of the Exchange Act or to be delisted from the NYSE unless such actions were approved by a majority of Company Directors and Independent Directors (as such terms are defined herein). This waiting period expired on December 23, 1995.



     In light of the historical and continuing losses of the Company and the perceived difficulties in seeking to change the Company's financial performance under its existing management and corporate structure, in early 1996, Jorge Lankenau Rocha, Chairman of the Board of Directors of Parent and Abaco, Chief Executive Officer of Confia and Chairman of the Board of the Company, requested Jorge Antonio Garca Garza, General Counsel and Secretary of the Board of Directors of Parent and Abaco and a director of the Company, in their respective capacities as officers and directors of Abaco, to examine the possibility of a transaction in which Abaco or its affiliates could acquire the entire equity interest in the Company. Such a possibility was evaluated in a relatively cursory way, primarily from the point of view of applicable legal requirements. Thereafter, such possibility and certain of the legal issues were from time to time similarly discussed internally by Abaco personnel and by the Board of Directors of Abaco. No decisions were made and no action was taken in connection therewith by Abaco at such time, and Abaco and its affiliates continued to provide the financing described above.



     In October 1996, in response to the Company's continuing losses and recurrent need for additional financing, Mr. Garcia and other senior executives of Abaco began a more in-depth evaluation of a possible 'going-private' transaction. In November 1996, Murray Devine & Co. ('MD&Co.'), a valuation and financial advisory firm located in Philadelphia, Pennsylvania, was retained to prepare a valuation of the Company for Abaco.



     On January 30, 1997, a meeting of the Board of Directors of Abaco was held, at which time it considered and discussed the Company's historical and continuing losses and requests for additional financial assistance. At this meeting, the Board of Directors of Abaco considered, among other things, an oral report that MD&Co. had concluded that the total enterprise value of the Company as of December 31, 1996 would be reasonably stated between $0.00 and $1,810,000 and, as a result, that the fair value of each issued and outstanding share of Common Stock as of December 31, 1996 would be reasonably stated between $0.00 and $.27 per share, in each case assuming that the additional financing requested by the Company was provided and excluding any discount for minority interest or lack of liquidity. This oral report was confirmed in MD&Co.'s written report dated January 31, 1997. See '--Valuation of the Company.' After a thorough discussion of the proposed Transactions and other relevant factors, the Board of Directors of Abaco concluded that the Transactions were in the best interests of the Company and were fair to the Unaffiliated Stockholders and voted to approve the Transactions. See '--Reasons for the Transactions; Fairness of the Transactions.'

REASONS FOR THE TRANSACTIONS; FAIRNESS OF THE TRANSACTIONS



     In connection with evaluating and approving the Transactions, Abaco considered a number of factors. In particular, it considered the fact that, according to the Form 10-K, management of the Company believes that, until the Company returns to profitability, it will have significant difficulties in obtaining credit, hiring and retaining talented employees and, in some areas, attracting and retaining customers. Abaco chose to effect the Transactions at this time based, in part, on its belief that the Company will be unable to return to profitability until it attracts and retains additional talented employees which, in the businesses in which Rodman and its subsidiaries operate, may be difficult in light of the Company's uncertain prospects absent a commitment to provide additional financing to the Company. As a result of the Company's historical financial performance and current financial condition, Abaco believes that no alternative sources of financing exist or will exist in the near future. Abaco and its affiliates have indicated that they will continue to provide such financing only in connection with the implementation and consummation of the Transactions.



     In addition, Abaco considered the fact that the Company is a reporting company under the Exchange Act and, as such, Abaco believes that the Company incurs significant fees relative to its revenues and the Company's executives expend a substantial amount of time complying with various requirements under the Exchange Act. Abaco estimates that the direct and indirect costs resulting from such compliance, including the involvement of management, accountants, attorneys, proxy solicitors and independent directors, is approximately $500,000. Abaco examined the financial costs and benefits of operating the Company as a public company and concluded that the reporting and other requirements of the Exchange Act impose a substantial financial and administrative burden on the Company which outweigh any economic benefits resulting from operating as a public company.


     Furthermore, Abaco believes that the consummation of the Transactions will permit it to avoid any potential conflicts of interest (or allegations of the same) arising out of future financings provided by Abaco or its affiliates and provide opportunities for the Company to focus its efforts on long-term growth and to engage in transactions free from the constraints of public ownership, which Abaco believes often places undue emphasis on a company's short-term earnings. In addition, Abaco believes that the Transactions will provide management of the Company greater flexibility to consider taking risks than might otherwise be considered with the presence of a diverse minority interest.



     Abaco also considered current and historical market prices and recent trading activity in the Common Stock, including the fact that the average sale price for the Common Stock on the NYSE was $1.44 between December 29, 1995 and December 31, 1996. See 'Market Information and Related Stockholder Matters-- Market Information.' Abaco believes that the trading prices of the Common Stock prior to Abaco's announcement of the Transactions reflected the benefits derived by the investing public from the expressed commitment of Parent and Abaco to continue to provide financing and that the trading prices of the Common Stock following the announcement of the Transactions are more reflective of the Common Stock's value in light of Abaco's decision to no longer provide financial support to the Company without complete ownership of 100% of the outstanding Common Stock. Accordingly, the current and historical market prices of the Common Stock had no impact on the decision of Abaco to effect the Transactions.



     Abaco also considered the written report of MD&Co. Abaco does not believe, however, the range of values determined by MD&Co. is reasonable and believes that it unreasonably favors the interests of the Unaffiliated Stockholders in light of the Company's current financial condition and because it is premised on assumption that Abaco or its affiliates will continue to provide additional financing requested by the Company and excludes any discount for minority interest or lack of liquidity. See '--Valuation of the Company.'


     Abaco also considered the following factors, among others:

            (i) the fact that the Company has declared no dividends since at least December 31, 1991, based solely on information in the Form 10-K and Form 10-Q;

           (ii) the fact that the book value per share of Common Stock at September 30, 1996 was $.09, based solely on information in the Form 10-Q;

           (iii) the potential effects of foreclosure, bankruptcy or liquidation on the Company, its employees and customers and the various debt and equity investments in the Company;

           (iv) the fact that the structure of the Merger permits Unaffiliated Stockholders to exercise Dissenters' Rights under Delaware law (see 'Rights of Dissenting Stockholders'); and

            (v) the possibility that the NYSE could commence delisting procedures against the Company in light of the failure of the Company to meet certain requirements relating to aggregate market value of the Common Stock and the Company's average net income after taxes and net tangible assets available to holders of Common Stock. See 'The Conversion and Open Market Purchases--NYSE Voting Requirements'.


     Abaco did not consider either causing the Company to sell all or any substantial portion of the Company's assets and thereafter liquidating it, in whole or in part, or causing the Company to enter into a business combination with a party unaffiliated with Abaco or any other alternatives, since Abaco intends to maintain a controlling interest in the Company and to continue the operations of the Company. Abaco did not solicit, and, except as described in this Information Statement, is not aware of, any offers for the merger or consolidation of the Company with any other party, the sale or transfer of all or any substantial part of the assets of the Company or the sale of securities of the Company which would enable the holder thereof to exercise control of the Company. See '--Past Contacts, Transaction on Negotiations.'



     Abaco also took into consideration the fact that consummation of the Transactions would preclude Unaffiliated Stockholders from participating in the future growth prospects of the Company. Abaco relied on the report of MD&Co. in reaching its determination that the future prospects of the Company are adequately reflected in the Merger Consideration. See '--Valuation of the Company.'



     In addition, Abaco concluded that, without additional financial support from Abaco or its affiliates, the Company would be unable to continue as a going concern and faced imminent foreclosure, liquidation or bankruptcy, that there were no transactions available (other than the Transactions) which presented a viable alternative to foreclosure, liquidation or bankruptcy, that it was extremely unlikely that Unaffiliated Stockholders would retain any ownership interest in the Company or would receive any value for their existing ownership interests in the Company in the event of bankruptcy (even if the Company was reorganized in bankruptcy proceedings) or liquidation, that there is substantial uncertainty the Company would emerge from a reorganization in bankruptcy at all (in which case the Company would be liquidated) or with equity ownership materially different, or in a financial condition and with financial prospects materially better, than those expected to result from the Transactions and that foreclosure, liquidation or bankruptcy would materially impair the Company's operations and prospects. Due to the preferred liquidation status of both Abaco, as the holder of the Preferred Stock, and Confia, as the holder of the Loan, Abaco believes that the Merger Consideration represents a premium over what Unaffiliated Stockholders would receive as a result of foreclosure, bankruptcy or liquidation since it is likely that any proceeds resulting from any of the foregoing would be recaptured by Abaco and Confia.


     In light of the foregoing, Abaco determined that the Transactions are fair to the Unaffiliated Stockholders. The respective Boards of Directors of Parent, Holdings and Acquisition Sub considered the same factors and reached the same conclusion.

     In view of the wide variety of factors considered in connection with its evaluation and approval of the Transactions, Abaco did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its decision. Furthermore, in view of such factors, and the engagement of MD&Co., Abaco did not believe that it was necessary to, and accordingly did not, retain an unaffiliated representative to act solely on behalf of Unaffiliated Stockholders.

COMPOSITION OF THE BOARD; POSITION OF THE COMPANY WITH RESPECT TO THE
TRANSACTIONS


     Pursuant to the Company's Bylaws, the Board consists solely of 'Parent Directors,' which are persons designated by Parent, 'Company Directors,' which are employees of the Company or its affiliates, and 'Independent Directors,' which are individuals designated by Parent who (i) are in fact independent and qualify as independent directors in accordance with NYSE rules, (ii) are not connected with Parent or the Company or any of their respective affiliates as officers, employees, trustees, partners, directors (other than of the Company) or persons performing similar functions and (iii) have not been employed by the Company or any of its subsidiaries during the preceding year. In connection with the Tender Offer, Parent, Abaco and the Company agreed that, for a period of three years from the date of the closing of the Tender Offer, the Board will not be less than 11 directors and the number of Parent Directors will be equal to one more than the total number of Company Directors and Independent Directors. This period expired on December 23, 1996.

     The following table sets forth the experience of all directors of the Company and, except for information relating to Mr. Lankenau and Joseph P. Shanahan, is based on the information contained in the Company's Proxy Statement relating to its 1996 Annual Meeting of Stockholders and Annex IV attached to this Information Statement:



                                                                BUSINESS EXPERIENCE AND
                NAME                                              OTHER DIRECTORSHIPS
-------------------------------------  --------------------------------------------------------------------------
Ernesto Arechavala...................  Director since 1995; Director of Administration and Finance for Abaco since 1993; Director of Operations for Abaco from 1991 to 1993.
Alexander C. Anderson................  Director since April 11, 1994; Research Director of Abaco since 1989.
Peter Boneparth......................  Director since April 25, 1995; Executive Vice President and Senior
                                       Managing Director of Investment Banking for Rodman since March 28, 1995;
                                       Managing Director of Investment Banking for Mabon Securities Corp., a
                                       financial services firm, from 1989 to March 28, 1995. Mr. Boneparth also serves as a director of Marissa Christina, Inc.
Eduardo Camarena Legaspi.............  Director since 1993; Director of International Affairs for Parent since
                                       1987; Chief Executive Officer of Abaco from 1991 to 1995; Director of
                                       Abaco from 1985 to 1995; Director of Parent since 1992 and Director of
                                       Confia since 1991.
William C. Dennis....................  Director since June 20, 1996; Executive Vice President and Chief Financial
                                       Officer since May 1996; Managing Director of Market Imaging Systems, Inc.

                                       from 1989 to 1996; Chief Financial Officer of the Capital Markets Sector
                                       of Merrill Lynch & Co., a financial services firm, prior to 1989.
Jorge Antonio Garca Garza............  Director since 1993; General Counsel, Secretary of the Board of Directors
                                       of Parent since 1993; General Counsel of Abaco since 1985 and Secretary of
                                       Abaco's Board of Directors since 1986; General Counsel of Confia since
                                       1992; Secretary of the Board of Directors of Confia since 1993; Director of Confia since 1991.
Francis L. Kirby.....................  Director since September 8, 1994; Senior Managing Director of Retail
                                       Financial Services for Rodman since November 1995; Executive Vice
                                       President of the Company since June 24, 1994; Senior Vice President of
                                       Oppenheimer & Co., Inc., a financial services firm, from May 1993 to June
                                       1994; Director and Executive Vice President of the Company from 1981 to
                                       1993.
Jorge Lankenau Rocha.................  Chairman of the Board of the Company and Director since 1993; Chairman of the Board of Parent since 1992 and of Abaco since 1985; Chief Executive
                                       Officer of Abaco from 1985 to 1991; Chairman of the Board and Chief
                                       Executive Officer of Confia since 1991; Director and President of Holdings and Acquisition Sub since January 1997.
Thomas F. Meade......................  Director since 1994; Founder and President of Private Capital Management,
                                       Inc., an investment management and consulting firm, since 1993; President of Fidelity Brokerage, a securities brokerage firm, from 1992 to 1993;
                                       President of Kemper Securities/Boettecher, a securities brokerage firm, from 1988 to 1992.
Rodrigo Padilla......................  Director since 1995; Director of Parent since April 1992; Director of
                                       Abaco since April 1992; Director of Confia since April 1992.
Richard Pigott.......................  Director since 1994; corporate merger and acquisition advisor and private investor since 1988. Mr. Pigot also serves as a Director of Ameriwood
                                       Industries International Corporation.

                                                                BUSINESS EXPERIENCE AND
                NAME                                              OTHER DIRECTORSHIPS
-------------------------------------  --------------------------------------------------------------------------
Federico Richardson Lamas............  Director since 1995; National Sales Manager of Abaco since 1995;
                                       investment advisor with Abaco since 1986; Director of Confia since 1995.
David S. Ruder.......................  Director since 1993; Professor of Law, Northwestern University School of
                                       Law since 1961; Partner with Baker & McKenzie, an international law firm, from 1990 to 1994 and senior counsel since 1994; Chairman of the
                                       Securities and Exchange Commision from 1987 to 1989; Member of the Board of Governors of the National Association of Securities Dealers, Inc., from
                                       1990 to 1993. Mr. Ruder also serves as a Director of Quixote Corporation.
Joseph P. Shanahan...................  Director since 1993; President and Chief Executive Officer of the Company
                                       since December 3, 1996; Executive Vice President and Chief Operating
                                       Officer of Rodman from February 8, 1996 to December 3, 1996; Director of
                                       Operations and Administration for Rodman from January 2, 1996 to February
                                       8, 1996; President of Abaco International Corp., a wholly-owned subsidiary of Abaco, from 1992 to 1996; Vice President of Rodman from January 1994 to

April 1994; consultant to Excalibur Management, Ltd. from 1990 to 1992.



     Messrs. Anderson, Arechavala, Camarena, Garca, Lankenau, Lamas, Padilla and Shanahan are or were directors and/or officers of or otherwise affiliated with Parent and/or Abaco.



     The Board is not required to review the terms of the Transactions (unless the amendment of the Certificate of Incorporation becomes necessary), has not done so and has not made a determination as to whether the Transactions are fair to the Unaffiliated Stockholders. Neither the Board nor the Company's management participated in structuring or implementing the Transactions. Certain internal information was prepared by the Company's management and furnished to (i) directors of the Company, including directors who are employees of Abaco and
(ii) Abaco for purposes of financial consolidation of information. Abaco believes that both the Board and the Company's management were aware that Abaco was evaluating possible alternatives involving the Company. In connection with such evaluation, Mr. Shanahan, the Company's Chief Executive Officer and President, was requested by Abaco to speak with its counsel and representatives of MD&Co. for purposes of obtaining a valuation of the Company. Mr. Shanahan's role was limited to reconfirming the accuracy of the information provided to MD&Co. by or on behalf of Abaco, which information was obtained by Abaco as described above.


VALUATION OF THE COMPANY


     MD&Co. was retained to determine and prepare a valuation of the Company for Abaco. MD&Co. is a valuation and financial advisory firm and was selected on the basis of its well known expertise in the valuation of businesses and their underlying assets. MD&Co. conducts valuation studies of both publicly-held and privately-held business enterprises for various purposes, including mergers and acquisitions, leveraged buyouts, recapitalizations, bankruptcies, gift and estate taxes, employee stock ownership plans and restructurings. In requesting MD&Co.'s valuation, no special instructions were given to MD&Co. and no limitations were placed upon the scope of the investigation or procedures were imposed, except that contacts between MD&Co. and the Company were limited in order to maintain confidentiality of any possible 'going-private' transaction.


     Pursuant to an engagement letter dated as of November 5, 1996, MD&Co. was paid a fee of $65,000 for its services, of which $20,000 was payable upon commencement of the engagement and $45,000 was payable upon delivery of MD&Co.'s valuation report. MD&Co.'s compensation is not contingent upon the valuation result reached or upon the completion of the Transactions.

     On January 30, 1997, MD&Co. advised Abaco that the Equity Value (as defined herein) of the Company as of December 31, 1996 would reasonably be stated between $0.00 and $1,810,000 and, as a result, that the fair value of each issued and outstanding share of Common Stock as of December 31, 1996 would reasonably be stated between $0.00 and $0.27, in each case assuming that the additional financing requested by the Company was provided and excluding any discount for minority interest or lack of liquidity.

     MD&Co.'s valuation is based on stock prices and economic and other conditions and circumstances as existed or were in effect on, and the information made available to it as of, December 31, 1996. MD&Co.

expresses no opinion as to what the actual value of the issued and outstanding shares of Common Stock will be on the Effective Date or as to the fairness of the Merger Consideration. The amount of the Merger Consideration was determined by Abaco.


     In reaching its conclusion, MD&Co., among other things: (i) reviewed certain publicly available audited financial statements of the Company and certain other publicly available information of the Company; (ii) reviewed certain internal information, including a strategic management plan of former management, focus reports, projected 1996 year end results and 1996 monthly budgets prepared by former management, all of which had been made available to directors of the Company, including directors of the Company who were employees of Abaco or its affiliates; (iii) reviewed stock market data relating to the Company; (iv) reviewed certain publicly available financial and stock market data relating to selected public companies that MD&Co. considered relevant to its valuation; and (v) reviewed or conducted such other financial studies, analyses and investigations and considered such other information as MD&Co. deemed necessary or appropriate. Abaco also provided to MD&Co. a schedule of critical cost reductions which the Company's current management had begun to implement during the fourth quarter of 1996 as well as a schedule of further reductions anticipated to be implemented during the first quarter of 1997 (the 'Cost Cutting Plan'). The cost savings reflected in the Cost Cutting Plan were principally attributable to a reduction in occupancy expenses resulting from headcount reductions and the elimination of certain lines of business, as well as reductions in certain other expenses such as communications and professional fees due to the Company's overall decline in business. See 'Certain Information About the Company--Cost Reduction Activities of the Company.' In addition, MD&Co. had two telephone conversations with Mr. Shanahan. These conversations revolved almost entirely around the recent operating performance of the Company and the likelihood of its ability to continue operating as a going concern without the continued support of Abaco. The Cost Cutting Plan was also discussed during these conferences. The ability of the Company to realize all or a portion of the projected cost savings reflected in the Cost Cutting Plan, however, was still in question at the time of MD&Co.'s discussions with Mr. Shanahan.



     In connection with its review, MD&Co. assumed and relied upon the accuracy and completeness of all financial and other information supplied to it and all publicly available information, and did not independently verify such information.




     MD&Co. was not requested to make, and did not make, an independent appraisal or evaluation of the assets, properties, facilities or liabilities of the Company and was not furnished with any such appraisal or evaluation. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. MD&Co. was not authorized to solicit, and did not solicit, indications of interest from any third party with respect to an acquisition of the Company or its assets or any part thereof. Furthermore, MD&Co. did not consider the range of possible tax consequences facing individual stockholders.


     In connection with rendering its valuation, MD&Co. performed a variety of financial analyses, certain of which are summarized below. The summary of such analyses set forth below does not purport to be a complete description of the analyses performed and factors considered by MD&Co. in arriving at its valuation. MD&Co. believes that its analysis must be considered in whole and that selecting portions of its analyses or of the factors considered by it, without considering all analyses and factors, would create a misleading view of the processes underlying its opinion. The preparation of a valuation is a complex process and it is not necessarily susceptible to a partial analysis or summary description.


     The following is a summary of the principal financial and valuation analyses performed by MD&Co. in connection with the preparation of its report. This summary does not purport to be a complete description of MD&Co.'s valuation and is qualified in its entirety by the written report of MD&Co., which is contained as an exhibit to the Transaction Statement on Schedule 13E-3 described under 'Additional Information.' A copy of this report may be obtained by any Unaffiliated Stockholder or a representative of such person who has been so designated in writing, at the principal executive offices of Abaco (See 'Information About Parent, Abaco, Holdings and Acquisition Sub') and may also be obtained in the manner described under 'Additional Information--Current Information.'


Comparable Companies Analysis

     MD&Co. compared the relevant historical and current financial and operating results of the Company with the operating results of selected publicly traded companies that in MD&Co.'s judgment are and would be comparable to the Company (collectively, the 'Comparable Companies'). The Comparable Companies were selected by MD&Co. based on general business, operating and financial characteristics representative of companies in the industry in which the Company operates. No company or business used in the Comparable Companies analysis is identical to the Company. Accordingly, an analysis of the results of the comparison is not entirely mathematical; rather, it involved considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading value of either any of the Comparable Companies or the Company. Therefore, the resulting multiples relied upon for this analysis are subject to interpretation. MD&Co. recognized that each of the Comparable Companies is and would be distinguishable from the Company in certain respects. For the purposes of this analysis, the Comparable Companies selected by MD&Co. were the following companies in the securities industry: McDonald & Co. Investments, Inc., The Advest Group, Inc., First Albany Companies, Inc., Scott & Stringfellow Financial, Inc., Stifel Financial Corporation, Inc., J.W. Charles Financial Services, Inc. and First Michigan Capital Corporation.

     In performing its analysis, MD&Co. examined the aggregate equity value of the issued and outstanding common equity (defined as the number of outstanding shares times the current price per share as of December 31, 1996 and hereafter called the 'Equity Value') of the Comparable Companies. Using each Comparable Company's Equity Value, MD&Co. calculated multiples of each Comparable Company's latest twelve month's ('LTM') net revenue (defined as each company's gross revenues minus interest expense) and prior year's ('PY') net revenue (such multiples being hereafter called the 'Net Revenue Multiples'), PY and LTM earnings before taxes ('EBT') (hereafter, the 'EBT Multiples'), and the Company's book value as of December 31, 1995 and September 30, 1996 (hereafter, the 'BV Multiples' and the Net Revenue Multiples, EBT Multiples and BV Multiples being hereafter collectively called the 'Equity Multiples').

     MD&Co. made certain adjustments to the Equity Multiples derived from the Comparable Companies in order to account for differences in size between the Comparable Companies and the Company as well as to adjust for certain other factors relating to the Company's current operating situation. Such factors include the Company's transient business strategy, recent changes in its senior management, its weak financial position as a result of recurrent poor operating results and the general diseconomies arising from operating as a distressed company, such as a lack of management focus on business operations, poor employee morale, and customer and counterparty skepticism resulting in a further decline in business (each of the above defined multiples on an adjusted basis being hereafter called the 'Adjusted' multiples).

     In using the Comparable Companies analysis to value the Company, MD&Co. analyzed financial information and calculated certain financial ratios of the Company and the Comparable Companies. This information included, among other things: (i) revenues; (ii) interest expense; (iii) operating performance; (iv) earnings ratios; and (v) capitalization ratios. MD&Co. noted that the Company's recent performance had been significantly below average relative to the Comparable Companies.


     Adjusted EBT Multiple: The Company has recorded net losses for both the LTM and PY periods. In addition, the Company's EBT results have also been substantially negative in those periods. As a result, any valuation derived from applying the Adjusted EBT Multiples to the Company's LTM and PY earnings before taxes were significantly negative. MD&Co. investigated the possibility of using 1996 operating results adjusted for the anticipated effects of the Cost Cutting Plan. Despite incorporating these improvements, adjusted 1996 EBT figures were negative. In conjunction with MD&Co.'s review of the historical results of the Company's performance, MD&Co. interpreted the valuation results based on the Adjusted EBT Multiples as a general indication of there being little to no

Equity Value inherent in the Company's operations. No specific Equity Value conclusion was derived from the Adjusted EBT Multiple valuation.



     Adjusted Net Revenue Multiple: The Adjusted Net Revenue Multiples derived from the Comparable Companies for the PY and LTM ranged from .11 to .63 and from
 .17 to .62, respectively. An average of the middle five multiples was calculated for each range specified above. The averages of these multiples were .24 for the PY period, and .24 for the LTM period. Due to the Company's poor historical operating performance in recent years relative to the Comparable Companies, the Lowest Comparable Company Multiples ('LCMs') were deemed to be the most appropriate yardstick for determining the Company's Equity Value. Based on the LCMs of the Adjusted Net Revenue Multiples, MD&Co. calculated values of $7.0 million based on the PY and $9.7 million based on the LTM. After an adjustment for the value of the obligations relative to the Preferred Stock, the Equity Value was determined to be negative. As was the case under the Adjusted EBT Multiple method, therefore, valuation results from the Adjusted Net Revenue Multiples were not believed to be particularly meaningful.

     Adjusted Book Value Multiple: The Adjusted Book Value Multiples derived from the Comparable Companies ranged from .40 to 1.48. An average of the middle five multiples was calculated to be .786. As was the case with the Company's EBT, however, the book value of the Common Stock was substantially negative after adjusting shareholder's equity for the obligations relative to the Preferred Stock. As a result, applying this negative number to the LCMs resulted in a significantly negative Equity Value conclusion for the Company which was again not believed to be meaningful.

Discounted Cash Flow Analysis

     A common method for determining a company's business enterprise value ('BE Value') or its Equity Value is to discount the projected future cash flows of the Company at a risk adjusted discount rate to determine their present value. This method is especially useful in distressed business or turnaround situations, such as exists for the Company, where the accuracy of valuations based on historical financial results is diminished and complicated by the frequent changes and disruptions typically associated with operating a distressed company.


     No discounted cash flow analysis was performed, however, because no financial projections were available to MD&Co. and no projections were capable of being prepared by either Abaco or MD&Co. based on currently available information. Financial projections are most often based on historical operating results and financial ratios which are extrapolated into the future based on expected changes in a company's underlying business or industry. In the case of the Company, however, this process was not believed to be a reasonable approach for two reasons. First, the Company's operations have been undergoing significant changes for several years (adopting new lines of business while exiting others). This changing business strategy makes the Company's historical financial results unreliable as a predictor of future earnings because they do not reflect a 'normalized' stream of operating results for the Company. Secondly, the Company's operating results have been so substantially negative that, absent a turnaround strategy implemented by management, any projections based on such results would not have yielded a reasonable value. Although it is possible to develop certain individually 'reasonable' assumptions for the purpose of arriving at financial projections for a business, it is MD&Co.'s opinion that, in the case of the Company, such assumptions would have necessarily been too great in number, would have individually lacked basis and would, in the aggregate, have resulted in speculative and unreasonable projections. For this reason, no projections were independently created.


Comparable Transactions

     MD&Co. performed an industry search for acquisitions over the last two years which, by comparison to the Company, may have served as indicators of fair value for the Common Stock. These searches yielded 19 transactions which met the broad parameters of MD&Co.'s original search. Upon further review of each of these acquisitions, however, none were believed to be comparable to the Company. Transactions from the initial search results were eliminated primarily due to the fact that the acquired targets were determined not to be in substantially similar lines of business as the Company.

Black-Scholes Analysis

     Based on the results derived from the above described multiple approaches, on information provided by Abaco and on the overall review of the financial condition and historical operations of the Company, MD&Co. preliminarily determined that there was little to no equity value intrinsic to the Company's existing operations. For this reason, MD&Co. employed option pricing methodology, in addition to the Comparable Company Analysis described above, to derive an additional estimate of Equity Value for the Company.

     Ownership of a company's common equity can be viewed as a call option on the value of that company's assets after all other liabilities have been satisfied. Therefore, option pricing methodology may be used to value the common equity of a company. The theory is based on the premise that claims on a company's assets are divided among the two principal providers of capital to an organization: creditors and shareholders. Since creditors have a senior claim on a company's assets ('Creditor Claims'), common equity holders are entitled only to the residual value of a company's assets after all Creditor Claims have been satisfied. The equity holders of a company, therefore, are paying for the right to acquire the company's assets at a strike price equivalent to the face value of all Creditor Claims. To the extent that the value of the company exceeds such Creditor Claims, shareholders would retain the remaining balance of the company's total asset value.

     The Black-Scholes Formula is a widely used option valuation formula in use today and can be applied to estimate the Equity Value of the Company. The Equity Value of the Company derived from employing the Black-Scholes Formula is directly dependent on the current estimated value of the Company's assets ('Current Value'), the estimated time to maturity of the Creditor Claims, the riskless rate of interest, and the volatility of the Company's value. An increase/decrease in any of these variables will result in an increase/decrease in the Equity Value derived. Additionally, the Equity Value conclusion is inversely related to the face value of the Creditor Claims.

     It is not uncommon to utilize the Black-Scholes methodology in valuing a distressed company situation. Under ordinary circumstances, when a company can demonstrate significant equity value, the Black-Scholes model is not used. However, when a subject company exhibits no equity value as in this situation, the use of the Black-Scholes model is appropriate to estimate the call option the common shareholders have upon the company's return to positive equity.


     The Black-Scholes Formula can be applied to the Company as follows:



                     C((0)) = S((0))N(d1) - Ee((pi))N(d2)

           where,

                     C((0))    =  the Company's Equity Value;
                     S((0))    =  the Company's Current Value;
                          E    =  the face value of Creditor Claims
                          e    =  the base of natural logarithms = 2.7128;
                          r    =  the continuously compounded annual riskless
                                  rate of interest (so that the end-of-year
                                  value of $1 invested in a riskless asset is
                                  e((r)), and not (1 + r) as in the
                                  discrete-compounding case);
                          t    =  the time remaining to the expiration of the
                                  option, expressed in years.



     N(d((1))) and N(d((2))) are the values of the cumulative normal distribution at points d((1)) and d((2)) respectively, where;



                     d((1))    =  1n(S/E) + (r + 1/2 s((2)))t
                                            _  /
                                           s \/ t

                     d((2))    =  1n(S/E) + (r + 1/2 s((2)))t = d((1)) - s \/ t
                                            _  /
                                           s \/ t

           and,

                          s    =  the standard deviation of the continuously
                                  compounded annual rate of return,
                                  representing the volatility of the Current
                                  Value of the Company (as estimated by the volatility of its stock price).




In applying the Black-Scholes valuation model, three critical variables of the formula had to be estimated in order to achieve a reasonable valuation result. These variables were S0, s, and t.



S0, representing the Current Value, was derived by discounting the value of obligations senior to the common equity, the Preferred Stock and the Loan payable to Confia, based on market rates for distressed securities. The underlying theory in applying this methodology is that since MD&Co. does not believe the Company to have any intrinsic equity value, the Current Value of the Company must be limited to the fair value of the Creditor Claims.

Since no cash flow is readily identifiable to repay these obligations, it was assumed that these obligations would trade at a substantial discount from their face value. Discounted to a distressed market rate of 50% and 65% of face value for each of the time periods described below, respectively, the Current Value of the Company, based on the Loan of $26.5 million and $17.5 million in Preferred Stock currently outstanding, was determined to be $22.2 million and $28.7 million for the one year and two year periods, respectively.



The variability of the Current Value of the Company, s, was estimated based on the historical volatility of the Company's stock price, on a monthly basis, for the last three years. This figure was then annualized and incorporated into the Black-Scholes model. The historical volatility of the Company's stock was determined to be relatively high when compared to the volatility of the Comparable Companies. This was attributable to the fact that the Company's stock price has continuously declined over the last three years. Nevertheless, this measure of volatility was deemed as the most appropriate, since any recovery in the Company's performance should provide additional upside potential for the Company's value relative to its peers. The measure of s was computed as .488.



The time to maturity of the Creditor Claims, t, was assumed to be between one to two years. This range was based on the belief that the Company is presently substantially dependent on the financial support of Parent, Abaco and their affiliates, and that this support would not likely extend beyond two years, a time frame viewed to be adequate in order for Parent, Abaco and their affiliates, to assess the viability of their investment under the control of new management.



E represents the face value of the Company's Creditor Claims, e is 2.7128 by definition, and r is represented by the approximate yield of the one and two year treasury notes at December 31, 1996.



     Based on the above variables, the Black-Scholes calculation resulted in a range of estimated total common Equity Value between $687,000 and $1,810,000. This translates into a common Equity Value ranging from $.10 to $.27 per share.


Other Considerations


     Among other things, MD&Co. considered the Company's imminent need for financing of the payment of bonuses to avoid the departure of critical personnel, the Company's lack of success in establishing a recognized equities capability, the divestiture of portions or all of the Company's fixed income and commodities businesses, and the Company's inability to establish sound creditor and business relationships without the continued support of Parent, Abaco and their affiliates.



     As noted above, MD&Co. reviewed the Company's market trading price on a monthly basis for a period dating back to January 31, 1994 and MD&Co. considered this information in arriving at a valuation opinion for the Company. The Company's stock price was reflective of the Company's continually deteriorating financial position over that period, leading to a decline in per share value from over $7.00 to near $1.00 at the time of MD&Co.'s valuation.


     Based on the stock's limited trading activity and the non-public 'internal information' discussed above, however, and particularly that information which related to the Company's year end financial position, MD&Co. did not believe that the market value of the Company's stock reflected fair value.


Value Conclusion

     The foregoing ratios (multiples) were selected to value the Company. MD&Co. typically relies on a multiple of EBITDA or some other measure of cash earnings from operations to perform company valuations (in this case, earnings before taxes was used). However, due to the fact that the Company's operating results as measured by EBT were substantially negative, MD&Co. anticipated that valuation results derived from this method would likely not be meaningful.

     For the above reason, MD&Co. selected two further multiples to expand its analysis. A top line multiple (adjusted net revenue) was chosen because it was thought that a valuation result based on such a multiple would not be biased by the Company's high operating cost structure. This would yield a valuation result which would represent the high end of the Company's value range, reflective of what the Company's value could be if the Company brought its costs in line with industry averages.

     The EBT, net book value and Adjusted Net Revenue methods were selected because they are frequently used to value securities brokerage firms. In financial institutions, interest expense is often viewed as an operating expense, since financial institutions' interest expenditures are normally directly correlated with their business activity. For this reason, interest expense can be netted out of an institution's interest revenue to arrive at a revenue stream independent of such financing.


     The valuation analyses of the Comparable Companies' multiples pointed to a negative value conclusion for the Company. Although MD&Co. discounts the reliability of the specific results derived from the market multiple approaches discussed above, this does not indicate that MD&Co. attached no weight to these valuation results. In fact, the negative results derived from each of these methodologies were deemed to be a strong indicator of there being no value inherent in the common equity of the Company.



     In a distressed company situation, however, it is often difficult to apply typical valuation methods to arrive at meaningful valuation results. It is MD&Co.'s opinion that, in light of the Company's specific circumstances, such methods would likely lead to a zero value conclusion for the Company, particularly in the absence of financial projections provided by management. On a going concern basis, however, Equity Value is rarely determined to be zero. For this reason, MD&Co. employed the Black-Scholes Formula. Through the application of the Black-Scholes methodology, a positive value conclusion was reached by MD&Co. The Black-Scholes Formula incorporates the volatility of the Company's stock trading prices leading up to the transaction. This volatility was negatively skewed as a result of the falling stock price. The high volatility factor derived from these declining stock prices, however, resulted in a $.27 per share value based on the two year Black-Scholes calculation described above. This valuation result was therefore used as an upper bound on the valuation range of MD&Co.'s final value conclusion. It is MD&Co.'s opinion, therefore, that, despite the Company's clear operational difficulties, there is value inherent in the Company's common equity and that this value is best approximated through the option pricing methodology described above. MD&Co., therefore, believes that the fair value of the Common Stock as of December 31, 1996, would be reasonably stated between $0.00 and $0.27 per share.


PURPOSE, STRUCTURE AND BENEFITS OF THE TRANSACTIONS

     The purpose of the Transactions is to enable Abaco to indirectly acquire complete ownership of all of the equity interests of the Company. Following the obtaining of 90% Ownership, Acquisition Sub intends to effect the Merger solely with the approval of its Board of Directors and stockholder in a 'short-form' merger under the DGCL, without the vote of the Unaffiliated Stockholders. See 'The Conversion and Open Market Purchases.'

     The primary benefit of the Transactions to the Unaffiliated Stockholders is that such stockholders are being afforded an opportunity to sell shares of Common Stock at a price which, in the opinion of Abaco, will enable the Unaffiliated Stockholders to dispose of their investment at fair value.


     The primary benefit of the Transactions to the Company consists of the additional financial support which the Company will receive from Abaco and its affiliates. Additional benefits to the Company include the elimination of its current reporting obligations and, as a result, a significant reduction of substantial legal and accounting fees and the amount of time the Company's executives currently devote to comply with such obligations. In addition, the Transactions will provide the Company with the opportunity to focus its efforts on long-term growth and to engage in transactions free from the constraints of public ownership, which often places undue emphasis on short-term earnings and other factors not related to its long-term interests. Furthermore, management will have greater flexibility to consider taking acceptable risks than might otherwise be considered with the presence of public ownership.



     The primary benefit of the Transactions to Abaco is the increased ability to directly impact the operations of the Company with a view towards enabling the Company to become profitable and thereby enable it to repay its Loan from Confia and generate distributable cash flow to, and result in equity appreciation for, Abaco. Abaco may also indirectly benefit from the net operating loss carryforwards of the Company, which will be available, subject to certain limitations, to offset future taxable income of the Company, if any. If the Company had such taxable income that it was presently able to utilize its net operating loss carryforwards, Abaco believes that the Company would realize a tax savings of approximately $21 million or approximately $3.16 per share.



EFFECTS AND TIMING


     The Transactions have been structured so as to enable Acquisition Sub to obtain 90% Ownership and thereafter effect a 'short-form' merger without a vote or approval of the Unaffiliated Stockholders. As a result of the Merger, the issued and outstanding shares of Common Stock held by the Unaffiliated Stockholders will be converted into the right to receive the Merger Consideration and the Unaffiliated Stockholders will no longer have an equity interest in the Company, and, therefore, will not share in its future earnings and growth or the risks associated therewith. Upon consummation of the Merger, the Company will be indirectly wholly owned by affiliates of Abaco.



     As noted above, in connection with the Tender Offer, Parent and Abaco agreed, for a period of two years from the date of the closing of the Tender Offer, not to take any action which would cause the Company to engage in any 'going-private' transaction (as defined in Rule 13e-3 under the Exchange Act) or to cause the Common Stock to cease to be registered under Section 12 of the Exchange Act or to be delisted from the NYSE unless such actions were approved by a majority of the Company Directors and Independent Directors. Despite the expiration of this waiting period, Abaco and Confia have continued to provide financial support in order to afford the Company additional time to become profitable. See '--Background.' Abaco believes that the current time is appropriate to effect the transactions in light of the decision of Abaco and its affiliates to no longer support the Company without Abaco owning all of the equity interests of the Company and its belief that, without such financing, the Company will shortly become bankrupt and cease operations.


PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     In addition to the support described above under '--Background,' Abaco International Corporation, a wholly owned subsidiary of Abaco ('AIC'), subleases from the Company a portion of the New York office space leased by the Company. Under the sublease, AIC is required to pay annual rent to the Company in an amount that is a percentage of the total rent that the Company pays under its lease equal to the percentage of the Company's total space occupied by AIC. Under the sublease, AIC is also required to pay operating expenses and other payments charged to the Company by the landlord under the Company's lease. The sublease expires on May 31, 1998.


     On January 31, 1995, Abaco converted all issued and outstanding shares of Series A Stock held by it into a total of 2,068,965 shares of Common Stock. In addition, on September 29, 1995, the Company entered into a Note Conversion Agreement with Confia (the 'Note Conversion Agreement') pursuant to which Confia has the right to convert all or a portion of the Loan into Common Stock. The number of shares of Common Stock to be issued upon conversion of the Loan would be determined by dividing the amount of unpaid principal and accrued interest to be converted by the book value per share of Common Stock as of the end of the

Company's most recent fiscal quarter. Pursuant to the terms of the Note Conversion Agreement, the Loan is convertible only if the conversion receives approval from the Company's stockholders or if the conversion is made in connection with a rights offering to all stockholders at the same effective price per share for a number of shares proportional to the number to be issued upon such conversion (a 'Rights Offering').


     The Series B Stock, Series C Stock, Series D Stock and Series E Stock bear a floating annual dividend rate equal to the prime rate as published in the Wall Street Journal plus two percentage points. The number of shares of Common Stock to be issued upon conversion of each share of such series of Preferred Stock would generally be determined by dividing the subscription price of $100,000 per share plus any accrued but unpaid dividends by the book value per share of Common Stock as of the end of the Company's most recent month. The Series B Stock, Series C Stock and Series D Stock are only convertible if such conversion receives approval from the Company's stockholders or if the conversion is made in connection with a Rights Offering. For a description of the conversion features of the Series E Stock, see 'The Conversion and Open Market Purchases--General.'

     In June 1996, Constructora Maiz Mier, S.A. de C.V., the landlord of Confia's principal office building in Monterrey, Mexico, entered into a structured financing transaction pursuant to which bonds were issued by a trust supported by Confia's payment obligations under the office lease. The Chairman of the Board and the General Manager of the landlord are directors of Parent, Abaco and Confia and the Chairman of the Board of the landlord owns approximately 4.8% of the outstanding capital stock of Parent. Rodman received a placement fee of $440,000 in connection with such transaction. Pursuant to a prior fee-splitting understanding between Rodman and Abaco, half of the fee was paid to Abaco because Abaco had referred the business to Rodman.


     Abaco has been contacted from time to time with regard to a possible business combination involving the Company. Abaco has not pursued these indications of interest because it does not desire to relinquish control of the Company. These indications of interest have been generally communicated to Abaco without any specific terms. On November 27, 1996, Abaco received an unsolicited letter from an investment banking firm located in New York City, suggesting, among other things, that the Company terminate certain employment agreements and be placed in bankruptcy in order to relieve the Company of its debt obligations and to enable it to renegotiate certain of its leases. In addition, this letter proposed (i) that Abaco enter into a management agreement with this investment banking firm, (ii) an acquisition of a 50% ownership interest in the Company by this investment banking firm pursuant to an investment of $3 to $5 million in the form of a security with superior rights and protections to common stockholders, (iii) a purchase by Abaco of $3 to $5 million of this investment banking firm's common stock in the open market and (iv) an option of this investment banking firm to purchase Abaco's remaining interest in the Company. In light of the adverse effect Abaco believes that the termination of such employment agreements would have on employee morale and the fact that the debt and equity investments by Abaco and its affiliates constitute a significant portion of the Company's capitalization and Confia has issued the Letter of Credit, Abaco did not pursue this indication of interest because it was not willing to destabilize employee morale or incur, or subject its affiliates to, the significant losses which would result from such proposal.


PLANS FOR THE COMPANY AFTER THE TRANSACTIONS


     Following the consummation of the Transactions, Abaco will consider various ways in which to assist the Company. Financial assistance will be provided in accordance with the commitment expressed by Parent and Abaco in the 1997 Letter of Intent. In addition, Abaco may consolidate the operations of the Company or its subsidiaries with affiliated companies of Abaco, including AIC. Until the third quarter of 1996, AIC was a New York City based broker-dealer registered with the National Association of Securities Dealers, Inc.



     Other than the foregoing, Abaco has no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company after the Transactions, such as merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or any other material change in the Company's business, corporate structure, personnel or policies regarding the payment of dividends. While Abaco does not have any further present intention to sell or transfer any material amount of assets of the Company, Abaco's plans may change at any time and Abaco may in the future elect to cause the Company to sell, transfer or otherwise dispose of all or any portion of the assets of the Company to Abaco or any one or more of its affiliates or to any other parties as warranted by future conditions. Abaco may also, as warranted in light of future conditions, cause changes to the Company's dividend policy, indebtedness or capitalization, including the payment of dividends and repayment of indebtedness to Confia or other affiliates.

                    THE CONVERSION AND OPEN MARKET PURCHASES

     The information contained in this information statement with respect to the conversion of the Series E Stock is qualified in its entirety by reference to the complete text of the Certificate of Designations (as defined herein), a copy of which is attached to this Information Statement as Annex III.

GENERAL

     Abaco intends to transfer to Holdings all of the shares of Common Stock and Preferred Stock owned by it. Holdings, in turn, intends to transfer such shares to Acquisition Sub. Thereafter, Acquisition Sub intends to acquire 90% Ownership and to effect the Merger pursuant to Section 253 of the DGCL. Acquisition Sub intends to obtain 90% Ownership by converting 12 shares of the Series E Stock to be held by it into approximately 13,333,333 shares of Common Stock in accordance with the terms applicable to the Series E Stock.

     The conversion terms of the Series E Stock are identical to the terms contained in the Note Conversion Agreement. Shares of Series E Stock are convertible at any time at the option of the holder into fully paid and nonassessable shares of Common Stock, subject to certain conditions set forth in the Certificate of Designations of Rights, Preferences, Privileges and Restrictions establishing the Series E Stock (the 'Certificate of Designations'). The number of shares of Common Stock to be issued upon a conversion of a share of Series E Stock is determined by dividing the sum of the subscription price of such share ($100,000) plus any dividends on such share which the holder is entitled to receive, but has not yet received, by the conversion price. The conversion price is the book value per share of the Common Stock determined by the Company as of the close of the full month immediately preceding such conversion; provided, however, that if such book value per share is less than $.09, which is the par value per share of the Common Stock, the conversion price is $.09. The Certificate of Designations provides that, so long as the NYSE stockholder approval requirements are applicable, shares of Series E Stock may be converted only if approved by the stockholders of the Company, if so required; provided that no stockholder approval is required for any conversion of shares of Series E Stock made in connection with a Rights Offering. See '--NYSE Voting Requirements.'


     The terms of the Certificate of Designations permit the holder of Series E Stock on one or more occasions to require the Company to (i) call a special meeting of stockholders as soon as practicable upon request to approve the conversion of any share of Series E Preferred Stock, (ii) include such approval on the agenda for an annual meeting of stockholders or (iii) conduct a Rights Offering as soon as practicable upon request. In the event that any shares of Series E Preferred Stock are converted and clause (iii) is not elected in connection therewith, a Rights Offering is required to be made within one year after the conversion of any shares of Series E Stock to the stockholders of record at the time of such Rights Offering at a price per share equal to the conversion price used in such conversion. Abaco expects that a Rights Offering undertaken by the Company in connection with Acquisition Sub's conversion of the Series E Stock would be made after the Effective Date and, as a result, would only be made to Holdings, as the sole stockholder of the Company. In addition, Abaco anticipates that the Certificate of Designations will be amended to eliminate any such requirement to conduct a Rights Offering.


NYSE VOTING REQUIREMENTS


     The NYSE requires, among other things, stockholder approval of the issuance of Common Stock, other than pursuant to a public offering for cash, where the number of shares of Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of Common Stock outstanding before the issuance of the stock. The conversion of shares of Series E Stock by Acquisition Sub will exceed 20% of the number of shares of Common Stock outstanding before such conversion. As permitted by the DGCL, Abaco, as the majority stockholder of the Company, has executed and delivered to the Company a written consent approving such conversion of the Series E Stock to be held by Acquisition Sub.

Representatives of Abaco and the Company have held discussions with representatives of the NYSE regarding the conversion of the Series E Stock. Abaco and its affiliates are not aware of any discussions between the NYSE and the Company regarding any efforts of the NYSE to commence delisting proceedings against the Company.

INSUFFICIENT SHARES; OPEN MARKET PURCHASES; AMENDING THE CERTIFICATE OF INCORPORATION


     Pursuant to the Certification of Designations, the Company has covenanted to reserve at all times, so long as any shares of Series E Preferred Stock remain outstanding, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series E Stock. According to the information contained in the Form 10-Q, the book value of a share of Common Stock was $.09 per share at September 30, 1996. The Company has advised Abaco that it has incurred additional operating losses since such time and that the book value of a share of Common Stock is now less than $.09 Accordingly, pursuant to the terms of the Certificate of Designations, the conversion price is $.09. As a result, since the subscription price of the Series E Stock totalled $3 million, the shares of Series E Stock are convertible into 33,333,333 shares of Common Stock. The Company, however, has only 13,354,198 shares of authorized and unissued Common Stock.



     Acquisition Sub intends to obtain 90% Ownership by converting 12 shares of the Series E Stock into approximately 13,333,333 shares of Common Stock in accordance with the terms applicable to the Series E Stock. Following this conversion, Acquisition Sub will hold approximately 89.9% of the issued and outstanding shares of Common Stock. Acquisition Sub will need to acquire additional shares of Common Stock to increase its ownership of shares of Common Stock to obtain 90% Ownership in order to effect the Merger pursuant to Section 253 of the DGCL. Acquisition Sub anticipates purchasing at least 22,101 shares of Common Stock in the open market at prevailing prices in accordance with Rule 10b-18 promulgated under the Exchange Act. The amount and timing of any of such open market purchases will depend on market conditions, share prices and other factors.



     If Acquisition Sub is not successful in purchasing the issued and outstanding shares of Common Stock in the open market, Acquisition Sub intends to enforce its rights under the Certificate of Designations and require the Company to amend the Certificate of Incorporation to increase the number of authorized shares of Common Stock to permit the conversion of additional shares of Series E Stock into shares of Common Stock. Such amendment to the Certificate of Incorporation would require the approval of the Board and stockholders. Acquisition Sub believes that it would be able to obtain approval of the Board since the Board previously approved the issuance of the Series E Stock which, by its terms, obligates the Company to reserve sufficient shares of Common Stock to provide for the conversion of all issued and outstanding shares of Series E Stock. In addition, a majority of the Board's current members are or were directors and/or officers of or otherwise affiliated with Parent and/or Abaco. While Parent, Abaco or their affiliates have not held any discussions with the Board regarding such amendment to the Certificate of Incorporation, Acquisition Sub has no reason to believe that the Company would not honor its contractual obligations under the Certificate of Designations. See 'Special Factors--Composition of the Board; Position of the Company with respect to the Transactions.' If the Company chose not to honor such contractual obligations, Acquisition Sub would seek to enforce its rights through the judicial process or through its ability, as the majority stockholder, to change the composition of the Board. Since Acquisition Sub would hold more than 50% of the issued and outstanding shares of Common Stock, stockholder approval of an amendment to the Certificate of Incorporation would be assured.


     It is expected that the Transactions will be consummated on or after 20 days following the date of this Information Statement.

                                   THE MERGER

     The information contained in this Information Statement with respect to the Merger is qualified in its entirety by reference to the Certificate of Merger, a copy of which is attached to this Information Statement as Annex I.

PRINCIPAL EFFECTS OF THE MERGER

     As of the Effective Date, Unaffiliated Stockholders will have no further ownership interest in the Company and will be entitled only (i) to receive the Merger Consideration or (ii) to any rights they may have upon exercise of Dissenters' Rights. Upon consummation of the Merger, the issued and outstanding shares of Common Stock to be held by Acquisition Sub will be cancelled and the issued and outstanding shares of capital stock of Acquisition Sub will be converted into an aggregate of 50,000 shares of Common Stock. Accordingly, after the Merger, all of the issued and outstanding shares of Common Stock will be owned by Holdings.


     As a result of the Transactions, it is expected that the Company will take steps to have the Common Stock delisted from the NYSE and to terminate the registration of the Common Stock under the Exchange Act. Such delisting and deregistration will cause the Company to no longer be subject to the reporting requirements of the NYSE or the Exchange Act. See 'Additional Information--Delisting and Deregistration.'



     Pursuant to the terms of the Certificate of Merger, the Bylaws of the Company will be replaced with the Bylaws of Acquisition Sub. As a result, certain classifications and required composition of the Board will be eliminated. In addition, Abaco anticipates that the Certificate of Designations will be amended to eliminate any requirement to conduct a Rights Offering in connection with the conversion of the Series E Stock. See 'The Conversion and Open Market Purchases--Insufficient shares: Open Market Purchases; Amending the Certificate of Incorporation.'



     Following the Effective Date, it is expected that only the directors of the Company who are or were directors and/or officers of or otherwise affiliated with Parent and/or Abaco immediately prior to the Merger will continue to serve as directors of the Company. It is also expected that the officers of the Company immediately prior to the Merger will be the officers of the Company.


     The Transactions will have not effect on any then issued and outstanding shares of Preferred Stock or any of the Company's outstanding debt obligations.

PAYMENT FOR SHARES

     Promptly after the Effective Date, each Unaffiliated Stockholder (other than Unaffiliated Stockholders who properly exercise Dissenters' Rights) will receive a Letter of Transmittal for use in effecting the surrender of stock certificates for payment. Each holder of record of Unaffiliated Shares at the Effective Date (other than Unaffiliated Stockholders who properly exercise Dissenters' Rights) will be entitled after the Effective Date to receive the Merger Consideration, subject to the proper delivery to the Paying Agent after the Effective Date of the stock certificates formerly representing such Unaffiliated Shares, together with a properly completed and duly executed Letter Transmittal and any other required documents. As soon as practicable after the Effective Date, and upon such proper delivery, the Paying Agent will promptly deliver to the holders the funds to which they are entitled as a result of the Merger. Unaffiliated Stockholders should surrender stock certificates for shares of Common Stock to the Paying Agent only after the Effective Date and only with a completed Letter of Transmittal. STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES TO THE COMPANY.

     If any payment is to be made to a person other than the person in whose name the certificate representing the Unaffiliated Shares surrendered in exchange therefor is registered, a condition of payment is that such stock certificate be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment either pay any transfer and other taxes required by reason of the payment to a person other than the registered holder of such certificate, or establish to the satisfaction of the Company that such taxes have been paid or are otherwise not applicable.

     From and after the Effective Date, holders of stock certificates formerly representing Unaffiliated Shares (other than holders of Unaffiliated Shares who properly exercise Dissenters' Rights) shall cease to have any rights as stockholders of the Company except as provided in the Certificate of Merger or by law. Until properly surrendered, each stock certificate formerly representing such Unaffiliated Shares will represent for all purposes only the right to receive the Merger Consideration. No interest will be paid to the holder of any unsurrendered stock certificate representing Unaffiliated Shares. Any funds remaining with the Paying Agent six months after the Effective Date shall be released and repaid by the Paying Agent to the Company, after which time persons entitled thereto may look, subject to applicable escheat and other similar laws, only to the Company for payment thereof.

TREATMENT OF STOCK OPTIONS

     According to the Form 10-K, as of December 31, 1995, there were, in the aggregate, 1,089,150 qualified and nonqualified options to purchase shares of Common Stock pursuant to the Company's stock option plans, exercisable at an average price of $2.95. In accordance with the terms of these stock option plans, it is expected that the Board will approve the payment of the Merger Consideration to each holder of options outstanding under these stock option plans upon exercise thereof in accordance with their terms.

CERTAIN TERMS OF THE MERGER


     The Merger may be abandoned and the terms of the Merger may be changed at any time prior to the Effective Date by action of the Board of Directors of Acquisition Sub, provided that no change may be effected, including any change in the Merger Consideration, which is not permitted by law.


COSTS AND EXPENSES OF THE MERGER

     The expenses expected to be incurred in connection with the Merger are estimated to be as follows:

Filing Fees...................................................   $    120
Legal Fees and Expenses.......................................    250,000
Accounting Fees and Expenses..................................     20,000
Fees and Expenses of Valuation................................     65,000
Transfer Agent Fees and Expenses..............................     10,000
Paying Agent Fees and Expenses................................     10,000
Printing and Mailing Costs....................................    125,000
Miscellaneous.................................................     44,880
                                                                 --------
  Total.......................................................   $525,000
                                                                 --------
                                                                 --------

SOURCES OF FUNDS

     The funds to be used for the Merger Consideration (approximately $600,000) and to pay the expenses set forth above under 'Costs and Expenses of the Merger' will be paid by Abaco or affiliated companies from its or their existing funds and resources or loaned by them from such resources to Acquisition Sub to enable it, or after the Merger, the Company to make such payments.


REGULATORY REQUIREMENTS

     Except for the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL and compliance with federal and state securities laws, Abaco is not aware of any material federal, state or foreign governmental regulatory requirement necessary to be complied with or approval that must be obtained in connection with the Merger.

BENEFICIAL OWNERSHIP

     Abaco is the beneficial holder of 4,625,788 issued and outstanding shares of Common Stock. Parent is also deemed the beneficial owner of the Common Stock held by Abaco.

         INFORMATION ABOUT PARENT, ABACO, HOLDINGS AND ACQUISITION SUB


     Abaco is a brokerage firm which is 99.99% owned by Parent, a financial services holding company based in Monterrey, Mexico. In addition to Abaco, Parent owns 99.99% of Confia, a bank with diverse Mexican and international operations, subsidiaries engaged in leasing, factoring, property and casualty insurance and a joint venture with GMAC engaged in automobile financing, all based in Mexico. Abaco's shares are traded on the Mexican Stock Exchange. The principal offices of Parent are located at Ave. San Jeronimo 999 Pte, Colonia San Jeronimo, 64640, Monterrey, Nuevo Leon, Mexico (telephone number (52) (8) 399-6030). The principal offices of Abaco are located at Montes Roccallosos 505 Sur, 66250 Garza Garcia, Nuevo Leon, Mexico (telephone number (52) (8) 363-2040).



     Acquisition Sub and Holdings are newly formed Delaware corporations with principal offices located at Ave. San Jeronimo 999 Pte, Colonia San Jeronimo, 64640, Monterrey, Nuevo Leon, Mexico (telephone number (52) (8) 399-6030). Acquisition Sub and Holdings have been formed for the purpose of participating in the Transactions and related activities. Acquisition Sub will not engage in any other material business or activities other than as described herein. Prior to the Merger, Holdings will not engage in any material business or activity other than in connection with the Transactions and related activities.


     The names, residences or business addresses, present principal occupations or employment and citizenship of each executive officer and director of Parent, Abaco, Holdings and Acquisition Sub are set forth in Annex IV attached to this Information Statement.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

GENERAL

     According to the Form 10-K, the Company, through Rodman, is a full service securities broker-dealer and commodities futures commission merchant with memberships on the NYSE and other principal exchanges. The Company is a holding company which was incorporated in Delaware on November 20, 1980, as the successor, through its subsidiaries, to the business of Rodman & Renshaw, a partnership which commenced operations in Chicago in 1951.


     The principal executive offices of the Company are located at Two World Financial Center, Tower B, 30th Floor, New York, New York 10281 (telephone (212) 416-7000).


COST REDUCTION ACTIVITIES OF THE COMPANY

     The Company does not generally publicly disclose internal plans, estimates or pro forma forecasts as to earnings, cash flows or other financial information. The information summarized below was prepared by management of the Company and furnished to directors of the Company, including directors who are employees of Abaco, and was considered by Abaco's Board of Directors in approving the Transactions. The estimates and assumptions underlying pro forma information involved judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and business decisions and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company. In light of the uncertainties inherent in pro forma information of any kind, the inclusion of this information should not be regarded as a representation of the Company, Abaco or its affiliates or any other person that these results could have been achieved. This information was not prepared with a view to public disclosure or compliance with the published guidelines of the Commission regarding pro forma financial information and was not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants. The information set forth below does not purport to present results of operations in accordance with generally accepted accounting principles and has not been audited, compiled or otherwise examined by any independent accountants. Neither Abaco nor its affiliates intends to update or otherwise revise the information presented below.


     In December 1996, Mr. Shanahan developed the Cost Cutting Plan. The Cost Cutting Plan contemplates significant reduction of expenses. See 'Special Factors--Valuation of the Company.' The Cost Cutting Plan does not take into account any cost reductions relating to the Transactions. If the Cost Cutting Plan had been in effect for all of 1996, the Cost Cutting Plan indicates that the Company's losses would have been reduced from $18.8 million to approximately $4.0 million.

               MARKET INFORMATION AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION



     The Common Stock is listed on the NYSE under the symbol 'RR'. The closing price for the Common Stock on the NYSE on February 3, 1997, the last trading day before the public announcement of the Transactions was $1 1/4 per share. The closing price for the Common Stock on the NYSE on March 21, 1997 was $ 11/32 per share. The following table sets forth for the periods indicated the quarterly high and low sales prices of the Common Stock as reported on the NYSE composite transaction tape:



                                         1995                    1996                           1997
                                     SALES PRICES            SALES PRICES                 SALES PRICES(1)
                                 --------------------    --------------------            ------------------
                                   HIGH        LOW         HIGH        LOW            HIGH                LOW
                                 --------    --------    --------    --------    ---------------    ---------------
First Quarter.................     4 3/4       3 3/8       2 1/4       1 1/4            1 1/4               3/16
Second Quarter................         5       3 3/4       2 1/2       1 1/8
Third Quarter.................     4 1/2       2 3/4       1 5/8         7/8
Fourth Quarter................         3       1 3/8       1 3/4         7/8


------------------

(1) Through March 21, 1997


OUTSTANDING SHARES OF COMMON STOCK

     To the best of Abaco's knowledge, there are approximately 170 record holders of the issued and outstanding shares of Common Stock. According to the Form 10-Q, there were 6,645,802 issued and outstanding shares of Common Stock as of September 30, 1996.

DIVIDENDS

     According to the Form 10-K and Form 10-Q, the Company has declared no dividends since at least December 31, 1991. In addition, according to the Form 10-K, as a registered broker-dealer and futures commission merchant, Rodman is subject to the minimum net capital rules of the NYSE and other regulatory entities. The NYSE may prohibit a member firm such as Rodman from paying dividends, among other things, to the Company if certain net capital requirements are not satisfied. This restriction, in turn, may prevent the Company from declaring and issuing dividends.

                            SELECTED FINANCIAL DATA


     Set forth below is certain selected financial data with respect to the

Company excerpted from the information contained in the Form 10-K and the Form 10-Q filed by the Company with the Commission. The following summary is qualified in its entirety by reference to the Form 10-K and the Form 10-Q and all the financial information (including any related notes) contained therein.



                                 NINE MONTHS ENDED
                                                                    TRANSITION
                                   SEPTEMBER 30,      YEAR ENDED      PERIOD        FISCAL YEAR ENDED LAST FRIDAY IN JUNE
                                 -----------------   DECEMBER 31,    (6/25/94-    -----------------------------------------
                                  1996     1995(3)       1995       12/31/94)(1)    1994       1993       1992       1991
                                 -------   -------   ------------   -----------   --------   --------   --------   --------
                                                      (DOLLARS ARE IN THOUSANDS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues(2)...................   $46,726   $57,107     $ 72,525      $  32,194    $ 77,317   $ 87,309   $ 84,378   $ 76,590
Expenses(2)...................    60,038    70,925       99,541         38,526      94,748     86,761     81,175     78,962
                                 -------   -------   ------------   -----------   --------   --------   --------   --------
Income (loss) before income
  taxes.......................   (13,312)  (13,818)     (27,016)        (6,332)    (17,431)       548      3,203     (2,372)
Net income (loss).............   (13,312)  (14,419)     (29,982)        (4,164)    (16,501)       256      1,989     (1,595)
Net income (loss) per common
  share.......................     (2.00)    (2.25)       (4.63)          (.91)      (3.69)      0.06       0.46      (0.37)
Cash dividends per share......         0         0            0              0           0          0          0          0
BALANCE SHEET DATA
Total assets(2)...............   $53,003               $119,333      $ 454,331    $300,664   $310,198   $321,890   $242,563
Total liabilities(2)..........    52,372                117,890        424,032     263,325    271,288    282,772    205,434
Liabilities subordinated to
  the claims of general
  creditors...................         0                      0          3,874       6,750      8,000      8,500      8,500
Total stockholders' equity....       631                  1,443         26,425      30,589     30,910     30,618     28,629
Book value per common share...       .09                    .22           5.77        6.68       7.07       7.01       6.56


------------------------
(1) In 1994, the Company changed its fiscal year ending on the last Friday in June to a calendar year. The above table sets forth certain financial information for the transition period from June 25, 1994 to December 31, 1994.
(2) In the first quarter of fiscal 1993, the Company implemented the accounting changes described below:
    The Company changed its method of accounting for commission revenue and expenses for commodity transactions executed for introducing brokers. The net commission retained by the Company was recorded as revenue. Previously, the entire amount of commission charged to customers on introducing broker transactions was recognized as revenue, and amounts rebated to introducing brokers were recorded as commission expense. The Company adopted SFAS 109 and recorded an $18,000 cumulative benefits in 1993.
(3) Balance Sheet Data for the nine months ended September 30, 1995 is not available.

                       RIGHTS OF DISSENTING STOCKHOLDERS

     The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is set forth in its entirety as Annex II attached to this Information Statement. All references in Section 262 and in this summary to a 'stockholder' refer to the record holder of the Unaffiliated Shares as to which Dissenters' Rights are exercised. As used herein under 'Rights of Dissenting Stockholders,' 'Surviving Corporation' means the Company, which will be the corporation surviving the Merger.


     Under the DGCL, Unaffiliated Stockholders who do not wish to accept the Merger Consideration as provided in the Certificate of Merger and who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their Unaffiliated Shares appraised by the Delaware Court of Chancery and to receive payment in cash for the 'fair value' of such Unaffiliated Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.



     Under Section 262 of the DGCL, an Unaffiliated Stockholder must be notified of his or her Dissenters' Rights, either before the Effective Date of a short-form merger effected pursuant to Section 253 of the DGCL, or within ten days thereafter, and a copy of Section 262 must be included in such notice (the 'Dissenter's Notice'). Any Unaffiliated Stockholder who wishes to exercise Dissenters' Rights, or who wishes to preserve the right to do so, should review the following discussion and Annex II attached hereto carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.



     An Unaffiliated Stockholder wishing to exercise Dissenters' Rights in connection with a short-form merger must deliver to the Secretary of the Company, within 20 days after the date of the mailing of the Dissenter's Notice, a written demand for appraisal of such Unaffiliated Shares and must not tender such Unaffiliated Shares to the Paying Agent. Failing to tender such Unaffiliated Shares will not constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. In addition, an Unaffiliated Stockholder wishing to exercise Dissenters' Rights must hold of record such Unaffiliated Shares on the date the written demand for appraisal is made and must continue to hold such Unaffiliated Shares until the Effective Date.


     Only a holder of Unaffiliated Shares of record is entitled to assert Dissenters' Rights for the Unaffiliated Shares registered in his or her name. A demand for appraisal should be executed by or on behalf of the holder of

Unaffiliated Shares of record, fully and correctly, as such name appears on the stock certificates. If the Unaffiliated Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Unaffiliated Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of Unaffiliated Shares of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Unaffiliated Shares as nominee for several beneficial owners may exercise appraisal rights with respect to any or all of such Unaffiliated Shares for any or all of the beneficial owners. In such case, the written demand should set forth the number of Unaffiliated Shares as to which appraisal is sought and, when no number of Unaffiliated Shares is expressly mentioned, the demand will be presumed to cover all Unaffiliated Shares held in the name of the record holder. Beneficial owners of Unaffiliated Shares who hold their Unaffiliated Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All written demands for appraisal should be delivered to Gilbert R. Ott, Jr., Secretary of the Company, either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) addressed to him at Rodman & Renshaw Capital Group, Inc., Two World Financial Center, Tower B, 30th Floor, New York, New York 10281.


     Within ten days after the Effective Date, the Surviving Corporation must send a notice of the approval of the Merger and statement that appraisal rights are available to each former stockholder who has made such a written demand for appraisal and who has not tendered his or her shares to the Paying Agent. Within 120 days after the Effective Date, but not thereafter, the Surviving Corporation, or any stockholder who is entitled to appraisal rights under
Section 262 of the DGCL and has complied with the requirements of Section 262 of the DGCL, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of his or her shares.

The Surviving Corporation is under no obligation to file a petition with respect to the appraisal of the fair value of the shares.


     Within 120 days after the Effective Date, any stockholder who has complied with the requirements under Section 262 of the DGCL for exercise of Dissenters' Rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received and which have not been tendered to the Paying Agent, and the aggregate number of holders of record of such shares. Such statements must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.




     If a petition for appraisal is duly filed by a stockholder and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to such stockholders, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights under Section 262 of the DGCL. The Delaware Court of Chancery may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for a notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.



     After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the 'fair value' of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be more than, the same or less than the Merger Consideration. The Delaware Supreme Court has stated that 'proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court' should be considered in the appraisal proceedings.


     In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares have been appraised. The cost of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Common Stock entitled to appraisal.


     Any stockholder who has duly demanded an appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Date, be entitled to vote the shares subject to the appraisal demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions, other than the Merger Consideration, payable to holders of record of shares as of a date prior to the Effective Date).



     If any stockholder who demands appraisal of shares under Section 262 of the

DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal as provided in the DGCL, the shares held by such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Certificate of Merger. A stockholder will fail to perfect, or effectively lose or withdraw, the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Date or if the stockholder delivers to the Company a written withdrawal of his or her demand for appraisal and an acceptance of the Merger Consideration, except that any such attempt to withdraw made more than 60 days after the Effective Date will require the written approval of the Surviving Corporation.


     Failure to follow the steps required by Section 262 of the DGCL for exercising Dissenters' Rights may result in the loss thereof.

                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     Set forth below is a summary of the anticipated federal income tax consequences of the Merger to the Company, Acquisition Sub, Holdings and the Unaffiliated Stockholders. This summary does not constitute tax advice or a complete description of the federal income tax consequences of the Merger. This summary is based upon the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder, in each case, as presently in effect, current administrative interpretations and court decisions. The discussion of federal income tax consequences set forth below is directed primarily toward individual taxpayers who are citizens or residents of the United States and who, on the date of disposition of shares of Common Stock, hold them as capital assets. This summary does not address potential state or local tax consequences or holders of Common Stock subject to special treatment under federal income tax laws, such as life insurance companies, tax-exempt organizations, S corporations and taxpayers subject to alternative minimum tax. The discussion may not be applicable with respect to shares of Common Stock received pursuant to the exercise of employee stock options or as compensation or to payments received upon the cancellation of employee stock options. Due to the complexities of federal, state and local income tax laws, it is recommended that Unaffiliated Stockholders consult with their own tax advisors concerning the federal, state and local consequences of the Merger to them.

TAX CONSEQUENCES TO THE COMPANY

     The Merger will not have an adverse effect on the net operating loss carryforwards of the Company, which will be available, subject to certain limitations, to offset future taxable income, if any.

TAX CONSEQUENCES TO ACQUISITION SUB AND HOLDINGS

     The receipt of shares of Common Stock by Holdings pursuant to the Merger will not be a taxable transaction for federal income tax purposes.



TAX CONSEQUENCES TO UNAFFILIATED STOCKHOLDERS


     An Unaffiliated Stockholder will realize gain or loss upon the surrender of his or her Unaffiliated Shares pursuant to the Merger (or exercise of Dissenters' Rights) in an amount equal to the difference, if any, between (i) the sum of the amount of cash received and (ii) such holder's aggregate adjusted tax basis in the Unaffiliated Shares sold or surrendered therefor. Any gains or losses recognized by an Unaffiliated Stockholder in the Merger will be eligible for capital gain or loss treatment. Any capital gain or loss recognized by shareholders will be long-term capital gain or loss if the shares giving rise to such recognized gain or loss have been held for more than one year; otherwise such capital gain or loss will be short-term.

                             ADDITIONAL INFORMATION

CURRENT INFORMATION

     The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition, and other matters. Such reports, proxy statements and other information should be available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, and at the Commission's regional offices at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies may be obtained from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Except as noted herein, the information concerning the Company contained in this Information Statement has been taken from or based upon publicly available documents on file with the Commission and other publicly available documents on file with the Commission and other publicly available information. Although Parent,

Abaco, Holdings and Acquisition Sub have no knowledge that any such information is untrue, neither Parent, Abaco, Holdings nor Acquisition Sub takes any responsibility for the accuracy or completeness of this information, or for any failure by the Company to disclose events that may have occurred and that may affect the significance or accuracy of any such information.

     Parent, Abaco, Holdings and Acquisition Sub have filed with the Commission a Rule 13e-3 Transaction Statement and (the 'Schedule 13E-3') furnishing certain additional information with respect to the Transactions. The Schedule 13E-3 and all amendments thereto, including exhibits, can be inspected and copied at the public reference facilities maintained by the Commission as set forth above.

DELISTING AND DEREGISTRATION



     Following the Merger, it is anticipated that the Company will take steps to have the Common Stock delisted from the NYSE and to terminate the registration of the Common Stock under the Exchange Act. The termination of such registration would mean that certain provisions of the Exchange Act, including requirements that the Company file periodic reports and furnish stockholders with proxy materials, requirements that the Company's officers and directors and ten percent or more stockholders file certain reports concerning ownership of the Company's securities and provisions that any profit by such officers, directors and stockholders through purchases and sales of the Company's equity securities within a six month period are recoverable by the Company, would cease to apply to the Company.

                                                                         ANNEX I

                      CERTIFICATE OF OWNERSHIP AND MERGER
                                    MERGING
                        R & R CAPITAL ACQUISITION CORP.
                            (A DELAWARE CORPORATION)
                                      INTO
                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                            (A DELAWARE CORPORATION)

                            ------------------------


     Pursuant to the provisions of Section 253 of the General Corporation Law of the State of Delaware, the undersigned President of R & R Capital Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the 'Corporation'), does hereby certify:


     FIRST: That the Corporation was incorporated on the 16th day of January, 1997, pursuant to the General Corporation Law of the State of Delaware.


     SECOND: That the Corporation owns at least 90% of the outstanding shares of each class of authorized capital stock of Rodman & Renshaw Capital Group, Inc., a corporation incorporated on the 20th day of November, 1980 pursuant to the General Corporation Law of the State of Delaware.



     THIRD: That the Corporation, by the following resolutions of its Board of Directors, duly adopted by the unanimous written consent of its members on the
     day of                   , 1997, filed in the minute book of the
Corporation, determined to and did merge into Rodman & Renshaw Capital Group,
Inc.:


          RESOLVED, that R & R Capital Acquisition Corp. merge, and it hereby does merge, into Rodman & Renshaw Capital Group, Inc. (the 'Merger'); and be it further

          RESOLVED, that the Merger shall be effective upon the date of filing a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware; and be it further

          RESOLVED, that the terms and conditions of the Merger, as set forth in the Plan of Merger, attached hereto as Exhibit A, be, and they hereby are, adopted; and be it further


          RESOLVED, that notice of and a proposal to approve the proposed Merger shall be submitted to the stockholders of the Corporation for action by written consent, in lieu of a meeting, mailed to the address of each such stockholder as it appears in the records of the Corporation; and upon receiving the consent of the holders of at least a majority of the outstanding stock entitled to vote thereon, the Merger shall be approved; and be it further



          RESOLVED, that the officers of the Corporation be, and they hereby are, directed to notify each stockholder of record of said Rodman & Renshaw Capital Group, Inc. entitled to notice, within 10 days after the effective date of the filing of the Certificate of Ownership and Merger, that the Certificate of Ownership and Merger has become effective; and be it further



          RESOLVED, that the officers of the Corporation be, and they hereby are, directed to make and execute a Certificate of Ownership and Merger setting forth a copy of the resolutions to merge the Corporation into Rodman & Renshaw Capital Group, Inc. and the date of adoption thereof and to cause the same to be filed with the Secretary of State of the State of Delaware and to do all acts and things and execute, deliver and file all documents which may be in anyway necessary or proper to effect said Merger.


                                     A-I-1

     FOURTH: That the Merger has been approved by the written consent of the holders of at least a majority of the outstanding shares of authorized capital stock of the Corporation entitled to vote thereon.


     IN WITNESS WHEREOF, said R & R Capital Acquisition Corp. has caused this
Certificate to be signed this      day of                   , 1997.

                                            R & R CAPITAL ACQUISITION CORP.
                                            By: ________________________________
                                              Name:
                                              Title:

                                     A-I-2

                                                                       EXHIBIT A

                                 PLAN OF MERGER

     This PLAN OF MERGER (this 'Plan of Merger'), dated as of                  ,
1997, relates to the merger of R & R Capital Acquisition Corp., a Delaware corporation ('Acquisition Corp.'), with and into Rodman & Renshaw Capital Group, Inc. a Delaware corporation (the 'Company').

I. THE MERGER


     A. ACQUISITION CORP. CAPITALIZATION. The authorized capital stock of Acquisition Corp. consists of 1,000 shares of common stock, par value $.01 per share ('Acquisition Corp. Stock'), of which 1,000 shares are issued and outstanding on the date hereof and all of which shares are owned of record and beneficially by R & R Capital Holdings, Inc., a Delaware corporation ('Holdings').



     B. COMPANY CAPITALIZATION. The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $.09 per share ('Company Common Stock'), of which [6,645,802] shares are issued and outstanding
on the date hereof and            of which shares are owned of record and
beneficially by Acquisition Corp. and 5,000,000 shares of preferred stock, par value $.01 per share, of which 50 shares of Series B Non-Voting Convertible Preferred Stock (the 'Series B Stock'), 50 shares of Series C Non-Voting Convertible Preferred Stock (the 'Series C Stock'), 45 shares of Series D Non-Voting Convertible Preferred Stock (the 'Series D Stock') and 30 shares of Series E Non-Voting Convertible Preferred Stock (the 'Series E Stock' and, together with the Series B Stock, the Series C Stock and the Series D Stock, the 'Company Preferred Stock') are issued and outstanding on the date hereof and are owned of record and beneficially by Acquisition Corp.



     C. THE MERGER. The Board of Directors of Acquisition Corp. (the 'Board') deems it in the best interests of Acquisition Corp. and the Company that Acquisition Corp. be merged into the Company, with the Company being the surviving corporation (the 'Merger'), and the Board has approved this Plan of Merger and has authorized its execution and delivery and the sole stockholder of Acquisition Corp. has approved the Merger by written consent in accordance with
Section 228 of the General Corporation Law of the State of Delaware (the
'DGCL').



     D. FORM OF MERGER. Since Acquisition Corp. owns at least ninety percent (90%) of the outstanding shares of Company Common Stock and Company Preferred Stock, the Merger will constitute a 'short-form' merger under Section 253 of the DGCL and, therefore, no meeting, vote or approval of Stockholders of the Company is required with respect to the Merger.



     E. EFFECTIVE TIME OF THE MERGER. A Certificate of Ownership and Merger (the 'Certificate of Merger') shall be duly prepared and executed by Acquisition Corp. and thereafter delivered to the Secretary of State of the State of Delaware for filing as provided in Section 253 of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the 'Effective Time').


     F. EFFECTS OF THE MERGER. (a) At the Effective Time: (i) the separate existence of Acquisition Corp. shall cease and Acquisition Corp. shall be merged into the Company as provided in Section 253 of the DGCL (and, for purposes hereof, Acquisition Corp. and the Company are sometimes called the 'Constituent Corporations' and the Company after the Merger is sometimes called the 'Surviving Corporation'); (ii) the Certificate of Incorporation of the Company in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation; (iii) the by-laws of the Company shall be amended to read in their entirety as set forth in as Exhibit A attached hereto and, as so amended, shall be the by-laws of the Surviving Corporation; and (iv) the members of the Board of Directors and the officers of the Company in place as of the Effective Time shall be the members of the Board of Directors and officers of the Surviving Corporation.


     (b) The Merger shall have the effects set forth in Section 259 of the DGCL.

                                     A-I-3

II. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

     A. EFFECT ON COMPANY COMMON STOCK HELD BY CERTAIN STOCKHOLDERS. As of the Effective Time, by virtue of the Merger and without any action by or on the part of the stockholders of the Company or any other party:


          (A) CONVERSION OR CANCELLATION OF COMPANY COMMON STOCK. Each issued and outstanding share of Company Common Stock shall be converted into the right to receive $0.30 per share, following surrender by any stockholder, other than Acquisition Corp. or any entity or individual controlling, controlled by or under common control with Acquisition Corp. (an 'Affiliate'), of a duly endorsed stock certificate of the Company. Each share of Company Common Stock issued and outstanding in the name of Acquisition Corp. or any of its Affiliates shall be cancelled.



          (B) EFFECT ON ACQUISITION CORP. STOCK HELD BY HOLDINGS. Each share of Acquisition Corp. Stock issued and outstanding shall be converted into 50 shares of common stock, par value $.09 per share, of the Surviving Corporation.




          (C) CANCELLATION OF COMPANY COMMON STOCK. All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each stockholder shall cease to have any rights with respect to his, her or its shares of Company Common Stock, except the right to receive $0.30 per share of Company Common Stock pursuant to Section II. A.(a) hereof. Any options or other rights to purchase or subscribe to Company Common Stock shall be entitled to receive $0.30 per share of Company Common Stock issuable upon the exercise of such options or other rights. All shares of preferred stock of any class or series of the Company which remain outstanding at the Effective Time shall remain issued and outstanding after the Merger.



          (D) EFFECT ON COMPANY PREFERRED STOCK. All shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain unchanged.


III. BOARD OF DIRECTORS' RIGHT TO TERMINATE OR AMEND


     At any time prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the implementation of this Plan of Merger may be terminated, or the Plan of Merger may be amended, by the Board in its sole discretion in accordance with the DGCL.


IV. APPRAISAL RIGHTS

     The stockholders of the Company, prior to the Effective Time, shall have appraisal rights as set forth in Section 262 of the DGCL.

                                   * * * * *

                                     A-I-4

                                                                       EXHIBIT A

                      RODMAN & RENSHAW CAPITAL GROUP, INC.

                       INCORPORATED UNDER THE LAWS OF THE
                               STATE OF DELAWARE

                                    BY-LAWS

                     AS ADOPTED                      , 1997

                               TABLE OF CONTENTS
                                   ARTICLE I
                            MEETINGS OF STOCKHOLDERS

Section 1.    Place of Meetings..............................................................................          1
Section 2.    Annual Meeting.................................................................................          1
Section 3.    Special Meetings...............................................................................          1
Section 4.    Notice of Meetings and Waiver..................................................................          1
Section 5.    List of Stockholders...........................................................................          1
Section 6.    Quorum and Manner of Acting....................................................................          1
Section 7.    Record Date....................................................................................          2
Section 8.    Order of Business, Voting and Proxies..........................................................          2
Section 9.    Inspectors of Election.........................................................................          2

                                                 ARTICLE II
                                             BOARD OF DIRECTORS

Section 1.    Powers, Qualifications, Number, Term and Election..............................................          3
Section 2.    Compensation...................................................................................          3
Section 3.    Place of Meetings..............................................................................          3
Section 4.    First Meeting After Annual Meeting.............................................................          3
Section 5.    Regular Meetings...............................................................................          3
Section 6.    Special Meetings, Notice and Waiver............................................................          3
Section 7.    Quorum, Adjournment and Manner of Acting.......................................................          4
Section 8.    Removal........................................................................................          4
Section 9.    Vacancies......................................................................................          4
Section 10.   Reliance on Reports............................................................................          4
Section 11.   Committees.....................................................................................          4

                                                 ARTICLE III
                                                  OFFICERS

Section 1.    Number and Qualifications......................................................................          5
Section 2.    Election and Term of Office....................................................................          5
Section 3.    Subordinate Officers, Etc......................................................................          5
Section 4.    Removal........................................................................................          5
Section 5.    Vacancies......................................................................................          5
Section 6.    Chairman of the Board..........................................................................          5
Section 7.    President......................................................................................          5
Section 8.    Vice Presidents................................................................................          5
Section 9.    Treasurer......................................................................................          5
Section 10.   Secretary......................................................................................          6
Section 11.   Salaries.......................................................................................          6

                                                 ARTICLE IV
                                                RESIGNATIONS

Section 1.    Resignations...................................................................................          6

                                                  ARTICLE V
                                         CONTRACTS AND BANK ACCOUNTS


Section 1.    Execution of Contracts.........................................................................          6
Section 2.    Checks, Drafts, Etc............................................................................          6
Section 3.    Deposits.......................................................................................          6

                                                 ARTICLE VI
                                   STOCK, DIVIDENDS AND EXCHANGE APPROVAL

Section 1.    Stock Certificate..............................................................................          7
Section 2.    Lost Certificates..............................................................................          7
Section 3.    Transfers......................................................................................          7
Section 4.    Dividends......................................................................................          7

                                                 ARTICLE VII
                                            OFFICES, BOOKS, ETC.

Section 1.    Offices........................................................................................          7
Section 2.    Books and Records..............................................................................          8
Section 3.    Seal...........................................................................................          8
Section 4.    Fiscal Year....................................................................................          8
Section 5.    Indemnity......................................................................................          8

                                                ARTICLE VIII
                                            AMENDMENTS TO BY-LAWS

Section 1.    Amendments.....................................................................................          8

                                    BY-LAWS
                                       OF
                      RODMAN & RENSHAW CAPITAL GROUP, INC.

                                   ARTICLE I
                            MEETINGS OF STOCKHOLDERS

     Section 1. PLACE OF MEETINGS.   All meetings of stockholders of RODMAN &
RENSHAW CAPITAL GROUP, INC.(the 'Corporation') may be held at the registered office of the Corporation or at such other place within or without the State of Delaware as shall be specified in the notice of such meeting given as hereinafter provided.

     Section 2. ANNUAL MEETING. An annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the 1st Wednesday of March each year, or at such other time as may be fixed by the Board of Directors of the Corporation (the 'Board'), and at such place and hour as shall be designated in the notice thereof.

     Section 3. SPECIAL MEETINGS. Special meetings of the stockholders, unless otherwise prescribed by statute, may be called at any time by the Board, the President of the Corporation or by the Chairman of the Board, should a chairman be appointed as provided in these By-laws, or by the holder or holders on the date of the call of not less than a majority of the issued and outstanding shares of stock entitled to vote at such special meeting.

     Section 4. NOTICE OF MEETINGS AND WAIVER. Whenever stockholders of the Corporation are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. A written waiver of notice signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

     When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting, unless these By-laws otherwise require, if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.


     Section 5. LIST OF STOCKHOLDERS. It shall be the duty of the Secretary of the Corporation to prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     Section 6. QUORUM AND MANNER OF ACTING. A majority of the shares of stock entitled to vote, represented at any meeting of the stockholders, either in person or by proxy, shall constitute a quorum for the purpose of such meeting, provided that, when a specified item of business is required to be voted on by a class or series of stock, voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business. Unless otherwise provided by statute or in the Certificate of Incorporation of the Corporation, each stockholder shall be entitled to one vote for each share of the Corporation's common stock held by such stockholder. Except as otherwise provided by statute or in the Certificate of Incorporation, any action of the stockholders shall be decided by a majority of the votes cast by the holders of the outstanding shares of the Corporation's stock present in person or represented by proxy and entitled to vote thereon at a meeting duly called and held.

     Any action required to be taken or which may be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

     Each stockholder entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

     Section 7. RECORD DATE. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than ten days before the date of such meeting nor more than 60 days prior to any other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

     A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board may fix a new record date for the adjourned meeting.

     Section 8. ORDER OF BUSINESS, VOTING AND PROXIES. The order of business at all meetings of the stockholders shall be as determined by the chairman of the meeting. All elections of directors shall be by written ballot. Except in the case of a vote for the election of directors, unless demanded by a stockholder present in person or represented by proxy at any meeting of the stockholders and entitled to vote or so directed by the chairman of the meeting, the vote on any question need not be by ballot. Upon a demand by any such stockholder for a vote by ballot on any question or at the direction of the chairman of the meeting that a vote by ballot be taken on any question, the vote shall be so taken. On a vote by ballot, each ballot shall be signed by the stockholder voting, or in his or her name by his or her proxy, if there be a proxy, and it shall show the number of shares voted by such person. Except as otherwise required by statute or by these by-laws, all voting may be viva voce.

     Section 9. INSPECTORS OF ELECTION. At each meeting of the stockholders the chairman of the meeting may, and at the request of a stockholder present in person or represented by proxy and entitled to vote at the meeting shall, appoint two inspectors of election to act at the meeting. No director or candidate for the office of director shall be appointed such an inspector. Inspectors of election need not be stockholders. Each inspector of election so appointed, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspection at the meeting with strict impartiality and according to the best of his or her ability. Such inspectors of election shall determine the number of shares of stock outstanding and the voting power of each, the number of shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting or any stockholder entitled to vote at the meeting, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them.

                                   ARTICLE II
                               BOARD OF DIRECTORS

     Section 1. POWERS, QUALIFICATIONS, NUMBER, TERM AND ELECTION. The business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may exercise all the authority and powers of the Corporation and do all lawful acts and things which are not by statute or the Certificate of Incorporation of the Corporation or these By-laws directed or required to be exercised or done by the stockholders. If any such provision is made in the Certificate of Incorporation, the powers and duties conferred or imposed upon the Board shall be exercised or performed to such extent and by such person or persons as shall be provided in the Certificate of Incorporation. Each director shall be at least 21 years of age. A director need not be a resident of the State of Delaware or a stockholder. The Board shall consist of one or more members elected at the last annual meeting of stockholders, which number shall not be more than five directors. The number of directors, if more than one, may be decreased at any time by the stockholders to any number not less than one director or increased at any time by the stockholders or the Board to any number not exceeding five directors. The term of office of each director shall be from the time of his or her election and qualification until his or her successor shall have been duly elected at the next annual meeting of the stockholders and shall have qualified, or until such person's earlier death, resignation or removal, as provided in these By-laws. At all elections of directors by the stockholders, the persons receiving a plurality of the votes cast shall be the directors.

     Section 2. COMPENSATION. Directors as such shall not receive any compensation for their services, although the Board shall have the authority to fix by resolution the compensation of directors. Expenses, if any, of attendance at any meeting may be allowed each director. Nothing contained in these By-laws shall be construed to preclude a director from serving the Corporation in any other capacity as an officer, employee, agent or otherwise and receiving compensation therefor.

     Section 3. PLACE OF MEETINGS. The Board may hold its meetings at the place or places within or without the State of Delaware as it may from time to time by resolution determine or as shall be specified or fixed in the respective notices or waivers of notice thereof.

     Section 4. FIRST MEETING AFTER ANNUAL MEETING. The Board shall meet for the purpose of organization, election of officers, appointment of committees, if any, and the transaction of other business as soon as practicable after each annual meeting of the stockholders.

     Section 5. REGULAR MEETINGS. Each regular meeting of the Board shall be held at the time and place specified in a resolution adopted by the Board then in effect, or, if there is not any such resolution then in effect, as specified in a notice of the meeting, given as provided in these By-laws for notices of special meetings of the Board, or as specified in a waiver of notice thereof signed by all the directors of the Corporation then in office. If at the time any regular meeting of the Board is to be held, the time and place of holding regular meetings of the Board shall have been fixed by resolution of the Board then in effect, notice of the regular meeting need not be given except as may otherwise be provided by statute.

     Section 6. SPECIAL MEETINGS, NOTICE AND WAIVER. Special meetings of the Board shall be held whenever called by the President or the Secretary of the Corporation, or by the Chairman of the Board, should a chairman be appointed as provided in these By-Laws. Except as otherwise provided by statute, a notice of each special meeting, which shall state the time and place of the meeting, shall be mailed to each director addressed to him or her at his or her residence or usual place of business at least five days before the day on which the meeting is to be held, or shall be sent addressed to such person at his or her usual place of business by telegraph, facsimile or delivered personally or by telephone not later than two days before the day on which the meeting is to be held. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the director at his or her residence address or the address of such person's usual place of business. A written waiver of notice of a

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Board meeting, signed by the director, whether before or after the time stated
therein, shall be deemed equivalent to notice. Attendance of a director at a Board meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in any written waiver of notice. Any meeting of the Board shall be a legal meeting without any notice having been given if all the directors of the Corporation then in office shall have waived notice or shall have attended the meeting without any director having protested, prior thereto or at its commencement, the lack of notice.

     Section 7. QUORUM, ADJOURNMENT AND MANNER OF ACTING. At each meeting of the Board, the presence of a majority of the total number of directors then in office shall constitute a quorum and be sufficient for the transaction of business. Any vote of a majority of the directors present at a meeting at which there is a quorum present at the time of the vote shall be the act of the Board, except as may be otherwise specifically provided by statute or in the Certificate of Incorporation of the Corporation or these By-laws. Any meeting of the Board may be adjourned by a majority vote of the directors present at the meeting. In the absence of a quorum at any meeting, a majority of the directors present may adjourn the meeting to another time and place until a quorum is present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board and the individual directors shall have no power as such. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board. Members of the Board may participate in a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this By-law provision shall constitute presence in person at such meeting.

     Section 8. REMOVAL. Any director or the entire Board of the Corporation may be removed from office at any time with or without cause by the holders of a majority of the outstanding shares of the Corporation's capital stock then entitled to vote at an election of directors.

     Section 9. VACANCIES. A vacancy in the Board caused by a removal as provided in these By-laws may be filled by the stockholders at the meeting at which the director is removed. Vacancies due to death, resignation, removal (when not otherwise filled by the stockholders at the meeting at which the director was removed) and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

     Section 10. RELIANCE ON REPORTS. A member of the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or reports made to the Corporation by any of its officers, by an independent certified public accountant or by an appraiser selected with reasonable care by the Board, or in relying in good faith upon other records of the Corporation.

     Section 11. COMMITTEES. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such person or persons constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the stockholders a dissolution of the Corporation or a revocation of a dissolution, amend the By-laws of the Corporation, declare a dividend or authorize the issuance of stock.

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                                  ARTICLE III
                                    OFFICERS

     Section 1. NUMBER AND QUALIFICATIONS. The officers of the Corporation shall be the President and Secretary. The Board may also appoint, in accordance with the provisions of these By-laws, a Chairman of the Board (who shall be a member of the Board), one or more Vice Presidents, one or more of whom may be designated an Executive Vice President or a Senior Vice President, a Treasurer, a Controller and subordinate officers, agents and employees, with such duties as the Board shall determine or as otherwise provided in these By-laws. Any number of offices may be held by the same person.

     Section 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation shall be elected from time to time by the Board, each to hold office until the meeting of the Board after the next annual meeting of the stockholders and his or her successor shall have been duly elected and shall have qualified, or until such person's earlier death, resignation or removal, as provided in these By-laws.

     Section 3. SUBORDINATE OFFICERS, ETC. The Board may from time to time appoint such subordinate officers, agents or employees as the Board may consider to be necessary or advisable, including one or more Assistant Treasurers and one or more Assistant Secretaries, each of whom shall hold office for the period and have the authority and perform the duties as provided in these By-laws or as the Board may from time to time determine.

     Section 4. REMOVAL. Any officer, agent or employee of the Corporation may be removed at any time with or without cause by vote of a majority of the entire Board.

     Section 5. VACANCIES. In case the office of the Chairman of the Board, the President, any Vice President, Secretary, Treasurer or of a subordinate officer, agent or employee of the Corporation becomes vacant due to death, resignation, removal or a newly created office, the directors then in office, although less than a quorum of the Board, by a majority vote, may elect or appoint a successor to fill the vacancy and hold office for the unexpired term.

     Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if one is appointed and if present, shall preside at all meetings of stockholders and of the Board. Such person shall perform such other duties as may from time to time be assigned by these By-laws or by the Board.

     Section 7. PRESIDENT. The President shall be the chief executive officer of the Corporation and shall have general supervision over the business of the Corporation, subject to the control of the Board. The President shall preside at each meeting of the stockholders of the Corporation and of the Board, unless these duties shall have been assigned to a Chairman of the Board. The President shall see that all orders and resolutions of the Board are carried into effect. Such person may sign, with the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certificates for shares of the capital stock of the Corporation; and such person may sign, execute and deliver in the name of the Corporation all deeds, mortgages, bonds, contracts or other instruments authorized by the Board, except in cases where the signing, execution or delivery of the instrument shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation or shall be required by statute otherwise to be signed, executed and delivered, and he or she may affix the seal of the Corporation to any instrument which requires a seal. In general the President shall perform all duties incident to the office of president and other duties assigned to him or her from time to time by these By-laws or by the Board.


     Section 8. VICE PRESIDENTS. Each Vice President shall perform the duties assigned to him or her from time to time by the Board or the President. Any Vice President may sign, with the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certificates for shares of the capital stock of the Corporation.

     Section 9. TREASURER. The Treasurer shall have charge and custody of, and be responsible for, all the funds and securities of the Corporation, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation, and shall deposit all moneys and other valuable effects in the name of and to the credit of the Corporation in the banks or other depositaries designated by the Board. The Treasurer shall disburse the funds of the Corporation as ordered by the Board, taking proper vouchers for disbursements, and shall render to the President, and to the directors at the meetings of the Board, a statement of all of his or her

                                      A-5
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transactions as Treasurer and an account of the financial condition of the
Corporation. In general, the Treasurer shall perform all the duties incident to the office of treasurer and other duties assigned to him or her from time to time by the Board or the President. Such person may sign, with the President or a Vice President, certificates for shares of the capital stock of the Corporation.

     Section 10. SECRETARY. The Secretary shall act as secretary of, and record the proceedings of, meetings of the Board and of the stockholders in a book to be kept for that purpose. Such person shall cause to be given notice of meetings of the stockholders and directors; shall be custodian of the seal of the Corporation and shall affix the seal, or cause it to be affixed, to certificates for shares of the capital stock of the Corporation and to documents the execution of which on behalf of the Corporation under its seal shall have been specifically or generally authorized by the Board; and shall have charge of the record of stockholders and also of the other books, records and papers of the Corporation which relate to its organization as a corporation and shall see that the reports, statements and other documents required by statute are properly kept or filed. In general the Secretary shall perform all the duties incident to the office of secretary and other duties assigned to him or her from time to time by the Board or the President. Such person may sign, with the President or a Vice President, certificates for shares of the capital stock of the Corporation.

     Section 11. SALARIES. Salaries of officers of the Corporation, if any, shall be fixed from time to time by, or with the authority of, the Board. An officer shall not be prevented from receiving a salary by reason of the fact that he or she is also a member of the Board, but an officer who is also a member of the Board shall have no vote in the determination of the amount of the salary that shall be paid to him or her.

                                   ARTICLE IV
                                  RESIGNATIONS

     Section 1. RESIGNATIONS. Any director, officer or any subordinate officer agent or employee of the Corporation appointed by the Board, may resign his or her office at any time by giving written notice of his or her resignation to the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Corporation, and acceptance shall not be necessary to make the resignation effective.

                                   ARTICLE V
                          CONTRACTS AND BANK ACCOUNTS

     Section 1. EXECUTION OF CONTRACTS. Except as these By-laws may otherwise provide, the Board may authorize any officer, subordinate officer, agent or employee, in the name of and on behalf of the Corporation, to enter into any contract or execute and deliver any instrument. Such authority may be general or confined to specific instances. Unless so authorized by the Board or expressly authorized by these By-laws, no officer, subordinate officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or render it pecuniarily liable for any purpose or to any amount.

     Section 2. CHECKS, DRAFTS, ETC. All checks, drafts and other orders for the payment of moneys out of the funds of the Corporation and all notes or other evidences of indebtedness of the Corporation shall be signed on behalf of the Corporation in the manner authorized from time to time by the Board.

     Section 3. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in the banks, trust companies or other depositaries selected by the Board or by an officer, subordinate officer, agent or employee of the Corporation to whom such authority may from time to time be delegated by the Board. Any officer, subordinate officer, agent or employee of the Corporation to whom authority to make such a deposit may be delegated by the Board may endorse, assign and deliver checks, drafts and other orders for the payment of moneys which are payable to the order of the Corporation.

                                   ARTICLE VI
                     STOCK, DIVIDENDS AND EXCHANGE APPROVAL

     Section 1. STOCK CERTIFICATE. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board or the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation. Any of or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. Certificates for shares of capital stock of the Corporation shall be in the form approved by the Board, be issued and signed as provided in these By-laws and sealed with the seal of the Corporation. The seal may be a facsimile.


     Section 2. LOST CERTIFICATES. The Corporation may issue a new certificate of stock, in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such person's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

     Section 3. TRANSFERS. Transfers of stock shall be made on the stock ledger of the Corporation only upon authorization by the registered holder of the shares in person or by his or her duly authorized attorney or legal representative, upon surrender and cancellation of the certificates duly endorsed or accompanied by duly executed stock powers for a like number of shares and upon payment of all taxes thereon. The person in whose name stock shall stand on the stock ledger of the Corporation shall be deemed the owner thereof for all purposes with regard to the Corporation, and the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders entitled to vote at a meeting, the books of the Corporation or to vote in person or by proxy at any meeting of stockholders. The Board may make additional rules and regulations and take any action it considers to be expedient, not inconsistent with the Certificate of Incorporation of the Corporation or these By-laws, concerning the issue, transfer and registration of stock certificates of the Corporation or the issue of certificates in lieu of certificates claimed to have been lost, stolen or destroyed.

     Section 4. DIVIDENDS. Subject to the provisions of the Certificate of Incorporation of the Corporation and to the extent permitted by statute, the Board may declare dividends on the shares of the Corporation's capital stock at the times and in the amounts as, in its opinion, the condition of the business of the Corporation renders advisable. Before payment of any dividend or making any distribution of the Corporation's property to stockholders, the Board may set aside out of the surplus or net profits of the Corporation any sum or sums which the Board from time to time, in its absolute discretion, considers to be proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for other purposes considered by the Board to be in the best interests of the Corporation.

     If the dividend is to be paid in shares of the Corporation's theretofore unissued capital stock, the Board shall, by resolution, direct that there be transferred from surplus to the capital account in respect of such shares an amount which is not less than the aggregate par value of par value shares being declared as a dividend and, in the case of shares without par value being declared as a dividend, such amount as shall be determined by the Board. No transfer from surplus to capital shall be necessary if shares are being distributed by the Corporation pursuant to a split-up or division of its stock rather than as payment of a dividend declared payable in stock of the Corporation.

                                  ARTICLE VII
                              OFFICES, BOOKS, ETC.

     Section 1. OFFICES.  The registered office of the Corporation shall be at

1209 Orange Street, Wilmington, Delaware or as may otherwise be provided from time to time in the Certificate of Incorporation. The Board may

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from time to time and at any time establish other offices and branches of the
Corporation's business at whatever place or places seem to it expedient.

     Section 2. BOOKS AND RECORDS. There shall be kept correct and complete books and records of account of all the business and transactions of the Corporation. There shall also be kept by the Corporation a record which shall contain the names and addresses of all stockholders of the Corporation, the number of shares held by each and the date when each became the owner of record.

     Section 3. SEAL. The seal of the Corporation shall be circular in form and contain the name of the Corporation and the words 'Incorporated Delaware'.

     Section 4. FISCAL YEAR. The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board.

     Section 5. INDEMNITY. On the terms, to the extent and subject to the conditions prescribed by statute and by rule and regulations, not inconsistent with statute, imposed by the Board in its discretion in general or particular cases or classes of cases, the Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of the other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or any appeal thereof, provided that, such person acted (i) in good faith and (ii) in a manner he or she reasonably believed to be in the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation may pay, in advance of the final disposition of the action, suit or proceeding, expenses incurred by the person which may be indemnified as provided herein.

                                  ARTICLE VIII
                             AMENDMENTS TO BY-LAWS

     Section 1. AMENDMENTS. These By-laws may be amended or repealed, or new By-laws may be adopted, by a majority vote of the whole Board, provided that, the proposed action in respect thereof shall be stated in the notice of the meeting, subject to the power of the holders of a majority of the outstanding shares of stock of the Corporation entitled to vote with respect thereto, by their vote given at an annual or special meeting or taken by consent in writing as provided in these By-laws, to amend or repeal any By-law made by the Board.

                                 *  *  *  *  *

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
                                                                        ANNEX II

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262 APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word 'stockholder' means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words 'stock' and 'share' mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words 'depository receipt' mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.


     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:


          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of Section251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;


             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or


             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.


          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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
incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisals rights shall be perfected as follows:


          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or


          (2) If the merger or consolidation was approved pursuant to Section228 or Section253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to such stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.


     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective

                                     A-II-2
date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilimington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

                                     A-II-3

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.


     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     A-II-4

                                                                       ANNEX III

                          CERTIFICATE OF DESIGNATIONS
                                       OF
                RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS
               OF SERIES E NON-VOTING CONVERTIBLE PREFERRED STOCK
                                       OF
                      RODMAN & RENSHAW CAPITAL GROUP, INC.
                             A DELAWARE CORPORATION

     Charles W. Daggs, III and Gilbert R. Ott, Jr. certify that:

     A. They are the duly elected and acting President and Corporate Secretary, respectively, of Rodman & Renshaw Capital Group, Inc., a Delaware corporation (the 'Corporation').

     B. Pursuant to the authority given by the Corporation's Certificate of Incorporation, the Board of Directors of the Corporation has duly adopted the following recitals and resolutions:


     WHEREAS, the Certificate of Incorporation of the Corporation provides for a class of shares known as Preferred Stock, consisting of five million (5,000,000) shares issuable from time to time in one or more series; and


     WHEREAS, the Board of Directors of the Corporation is authorized to fix by resolution or resolutions the rights, preferences, privileges and restrictions granted to or imposed upon the Preferred Stock or any series thereof; and


     WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate thirty (30) shares of the Preferred Stock as 'Series E Non-Voting Convertible Preferred Stock' and to fix the rights, preferences, privileges and restrictions relating to such series of Preferred Stock;


     NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby fixes the designation and the number of shares constituting, and the rights, preferences, privileges and restrictions relating to, the Series E Non-Voting Convertible Preferred Stock:

          1. DESIGNATION. This series of Preferred Stock shall be designated 'Series E Non-Voting Convertible Preferred Stock' (the 'Series E Preferred Stock').

          2. NUMBER OF SHARES AND PAR VALUE. The number of shares constituting the Series E Preferred Stock shall be thirty (30). Each share of the Series E Preferred Stock shall have a par value of one cent ($.01).

          3. CERTAIN DEFINITIONS. Unless the context otherwise requires, the terms defined in this paragraph 3 shall have, for all purposes of this resolution, the meanings herein specified.



             Common Stock. The term 'Common Stock' shall mean all shares now or hereafter authorized of any class of Common Stock of the Corporation and any other stock of the Corporation, howsoever designated, authorized after the Issue Date, which has the right (subject always to prior rights of any class or series of preferred stock) to participate in the distribution of the assets and earnings of the Corporation without limit as to per share amount.


             Conversion Date. The term 'Conversion Date' shall have the meaning set forth in subparagraph 6(d) below.

             Conversion Price. The term 'Conversion Price' shall mean the price per share of Common Stock used to determine the number of shares of Common Stock deliverable upon conversion of a share of the Series E Preferred Stock, which price shall be determined pursuant to subparagraph 6(b) below, subject to adjustment in accordance with the provisions of subparagraph 6(g) below.

                                    A-III-1

             Current Market Price. The term 'Current Market Price' shall have the meaning set forth in subparagraph 6(h) below.

             Dividend Payment Date. The term 'Dividend Payment Date' shall have the meaning set forth in subparagraph 4(a) below.

             Dividend Period. The term 'Dividend Period' shall have the meaning set forth in subparagraph 4(a) below.

             Issue Date. The term 'Issue Date' shall mean the date that shares of Series E Preferred Stock are first issued by the Corporation.

             Junior Stock. The term 'Junior Stock' shall mean, for purposes of paragraphs 4, 5 and 8 below, the Common Stock and any other class or series of stock of the Corporation issued after the Issue Date not entitled to receive any dividends in any Dividend Period unless all dividends required to have been paid or declared and set apart for payment on the Series E Preferred Stock shall have been so paid or declared and set apart for payment and, for purposes of paragraphs 5 and 8 below, any class or series of stock of the Corporation issued after the Issue Date not entitled to receive any assets upon the liquidation, dissolution or winding up of the affairs of the Corporation until the Series E Preferred Stock shall have received the entire amount to which such stock is entitled upon such liquidation, dissolution or winding up.

             Parity Stock. The term 'Parity Stock' shall mean, for purposes of paragraphs 4, 5, 7 and 8 below, any other class or series of stock of the Corporation issued after the Issue Date entitled to receive payment of dividends on a parity with the Series E Preferred Stock and, for purposes of paragraphs 4 and 8 below, any other class or series of stock of the Corporation issued after the Issue Date entitled to receive assets upon the liquidation, dissolution or winding up of the affairs of the Corporation on a parity with the Series E Preferred Stock.

             Senior Stock. The term 'Senior Stock' shall mean, for purposes of paragraphs 4, 5, 7 and 8 below, any class or series of stock of the Corporation issued after the Issue Date ranking senior to the Series E Preferred Stock in respect of the rights to receive dividends, and, for purposes of paragraphs 4 and 8 below, any class or series of stock of the Corporation issued after the Issue Date ranking senior to the Series E Preferred Stock in respect of the right to receive assets upon the liquidation, dissolution or winding up of the affairs of the Corporation.

             Subscription Price. The term 'Subscription Price' shall mean $100,000 per share.

             Subsidiary. The term 'Subsidiary' shall mean any corporation of which shares of stock possessing at least a majority of the general voting power in electing the board of directors are, at the time as of which any determination is being made, owned by the Corporation, whether directly or indirectly through one or more Subsidiaries.

        4. DIVIDENDS.


          (a) Subject to the prior preferences and other rights of any Senior Stock and restrictions imposed by the terms of any indebtedness of the Corporation, the holders of Series E Preferred Stock shall be entitled to receive, out of funds legally available for the purpose, cash dividends at a per annum rate applied to the Subscription Price as determined daily during each Dividend Period equal to the then most recent 'Prime Rate,' as published in THE WALL STREET JOURNAL (or any successor publication) as the base rate on corporate U.S. Dollar loans posted by at least 75% of the nation's 30 largest banks (or any publicly published comparable rate as determined by the Board of Directors) plus two percent per annum; such rate to change as and when such 'Prime Rate' changes and such rate to be determined on the basis of a 365 day year and the actual days elapsed during a Dividend Period. Such dividends shall be cumulative from the Issue Date, and shall be payable in arrears, when and as declared by the Board of Directors, on March 31, June 30, September 30, and December 31 of each year (each such date being herein referred to as a 'Dividend Payment Date'), commencing on March 31, 1997. The period from the Issue Date through March 31, 1997, and each quarterly period between consecutive Dividend Payment Dates thereafter shall hereinafter be referred to as a 'Dividend Period'. Each such dividend shall be paid to the holders of record


                                    A-III-2
     of the Series E Preferred Stock as their names appear on the share register of the Corporation on the corresponding Record Date. As used above, the term 'Record Date' means, with respect to the dividend payment on March 31,

     June 30, September 30 and December 31, respectively, of each year, the preceding March 30, June 29, September 29 and December 30, or such other record date designated by the Board of Directors of the Corporation with respect to the dividend payable on such respective Dividend Payment Date. Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date, not exceeding 50 days preceding the payment date thereof, as may be fixed by the Board of Directors. No dividends shall be payable in respect of any period less than a full Dividend Period.


          (b) In the event that full cash dividends are not paid or made available to the holders of all outstanding shares of Series E Preferred Stock and of any Parity Stock, and funds available shall be insufficient to permit payment in full in cash to all such holders of the preferential amounts to which they are then entitled, the entire amount available for payment of cash dividends shall be distributed among the holders of the Series E Preferred Stock and of any Parity Stock ratably in proportion to the full amount to which they would otherwise be respectively entitled, and any remainder not paid in cash to the holders of the Series E Preferred Stock shall cumulate as provided in subparagraph 4(c) below.


          (c) If, on any Dividend Payment Date, the holders of the Series E Preferred Stock shall not have received the full dividends provided for in the other provisions of this paragraph 4, then such dividends shall cumulate, whether or not earned or declared, with additional dividends thereon for each succeeding full Dividend Period during which such dividends shall remain unpaid. Unpaid dividends for any period less than a full Dividend Period shall cumulate on a day-to-day basis and shall be computed on the basis of a 365 day year.

          (d) So long as any shares of Series E Preferred Stock shall be outstanding, the Corporation shall not declare or pay on any Junior Stock any dividend whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock other than Common Stock, together with cash in lieu of fractional shares), nor shall the Corporation make any distribution on any Junior Stock, nor shall any monies be paid or made available for a sinking fund for the purchase or redemption of any Junior Stock, unless all dividends to which the holders of Series E Preferred Stock shall have been entitled for all previous Dividend Periods shall have been paid or declared and a sum of money sufficient for the payment thereof set apart.


          5. DISTRIBUTIONS UPON LIQUIDATION, DISSOLUTION OR WINDING UP. In the event of any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, subject to the prior preferences and other rights of any Senior Stock, but before any distribution or payment shall be made to the holders of Junior Stock, the holders of the Series E Preferred Stock shall be entitled to be paid the Subscription Price of all outstanding shares of Series E Preferred Stock as of the date of such liquidation or dissolution or such other winding up, plus any accrued and unpaid dividends thereon to such date, and no more, in cash or in property taken at its fair value as determined by the Board of Directors. If such payment shall have been made in full to the holders of the Series E Preferred Stock, and if payment shall have been made in full to the holders of any Senior Stock and Parity Stock of all amounts to which such holders shall be entitled, the remaining assets and funds of the Corporation shall be distributed among the holders of Junior Stock, according to their respective shares and priorities. If, upon any such liquidation, dissolution or other winding up of the affairs of the Corporation, the net assets of the Corporation distributable among the holders of all outstanding shares of the Series E Preferred Stock and of any Parity Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining after the distributions to holders of any Senior Stock of the full amounts to which they may be entitled shall be distributed among the holders of the Series E Preferred Stock and of any Parity Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Corporation into or with another corporation or corporations, nor the sale of all or substantially all of the assets of the Corporation to another corporation or corporations shall be deemed a liquidation, dissolution or winding up of the affairs of the corporation within the meaning of this paragraph 5.


                                    A-III-3

          6. CONVERSION RIGHTS. The Series E Preferred Stock shall be convertible into Common Stock as follows:

             (a) Conversion. Upon and after satisfaction of the condition set forth in subparagraph 6(c), if applicable, any outstanding share of Series E Preferred Stock may be converted, at the option of a holder, at any time, in accordance with subparagraph 6(d) and 6(c), into fully paid and nonassessable shares of Common Stock.

             (b) Conversion Price. The number of shares of Common Stock into which a share of Series E Preferred Stock shall be converted shall be determined by dividing (i) the sum of (A) the Subscription Price plus
        (B) any dividends on such share of Series E Preferred Stock which such holder is entitled to receive, but has not yet received, by (ii) the Conversion Price in effect on the Conversion Date. The Conversion Price at which shares of Common Stock shall initially be issuable upon conversion of the shares of Series E Preferred Stock shall be determined on a floating basis and shall equal the book value per share of Common Stock determined in accordance with generally accepted accounting principles from the Corporation's financial records as at the close of the full month immediately preceding the Conversion Date, provided that:
        (i) if it is not practicable to determine such book value on a sufficiently timely basis, then the Conversion Price shall be so determined at the close of the full month second preceding the

        Conversion Date; and (ii) if the applicable book value per share is less than $0.09, then the Conversion Price shall be $.09. The determination of book value shall be made by the independent auditors of the Company based on a review of the financial records of the Company but without an audit. The Conversion Price shall be subject to adjustment as set forth in subparagraph 6(g). No payment or adjustment shall be made for any dividends on the Common Stock issuable upon such conversion.

             (c) Conversion Condition. So long as the New York Stock Exchange ('NYSE') stockholder approval requirements shall be applicable, Series E Preferred Stock shall be convertible only to the extent that such conversion is approved by the stockholders of the Corporation, if so required. No stockholder approval shall be required for any conversion of the Series E Preferred Stock made in connection with a rights offering to all stockholders at a per share cash price equal to the Conversion Price pursuant to which the stockholders (other than the holder of a share of Series E Preferred Stock whose rights to purchase shares in the offering would be deemed exercised and consummated by a conversion) could purchase the number of shares proportional to the number of shares issued upon conversion ('Rights Offering').

             (d) Notice of Conversion. Before a holder shall be entitled to convert any share of Series E Preferred Stock into shares of Common Stock, such holder shall give written notice to the Corporation at the principal corporate office of the Corporation of the election to convert such share of Series E Preferred Stock pursuant to subparagraph (6)(a), shall surrender the certificate or certificates representing such share of Series E Preferred Stock to be converted to the Corporation or its transfer agent, and shall designate in writing the name or names in which the certificate or certificates for shares of Common Stock are to be issued. Such conversion shall be deemed to have been made immediately upon the date of surrender of a share of Series E Preferred Stock (the 'Conversion Date'). As promptly as practicable after the Conversion Date, the Corporation shall at its expense issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled and a check or cash with respect to any fractional interest in a share of Common Stock as provided in subparagraph 6(e). The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of such Common Stock on the applicable Conversion Date for all purposes. If less than the entire outstanding portion of the certificate representing the shares of Series E Preferred Stock held by such holder is converted, then the Corporation at its expense will deliver to the holder, together with the certificate or certificates for such Common Stock, a replacement certificate representing the shares of Series E Preferred Stock not surrendered for conversion by the holder.


             (e) Fractional Shares. No fractional shares of Common Stock or script shall be issued upon conversion of shares of Series E Preferred Stock. Instead of any fractional shares of Common Stock



                                    A-III-4
        which would otherwise be issuable upon conversion of any shares of Series E Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the then Current Market Price.


             (f) Stockholder Approval/Rights Offering. On one or more occasions, any holder of a share of Series E Preferred Stock may at its election require the Corporation (i) to call a special meeting of its stockholders as soon as practicable after such request to approve the conversion of any share of Series E Preferred Stock into shares of Common Stock in accordance with the terms hereof, (ii) include such approval on the agenda of the next annual meeting of stockholders, (iii) conduct a Rights Offering as soon as practicable after such request and/or in any such case to promptly cause the shares issued upon conversion to be listed on the NYSE. In the case of clauses (i) or (ii) above, a holder of Series E Preferred Stock who also holds shares of Common Stock shall vote and shall cause all affiliated persons or entities to vote all shares of the Corporation held by it or them for such approval. In the event that any shares of Series E Preferred Stock are converted and clause (iii) is not elected in connection therewith, a Rights Offering will be made within one year after the conversion of any shares of Series E Preferred Stock to the stockholders of record at the time of such Rights Offering at a price per share equal to the Conversion Price used in such conversion.

             (g) Conversion Price Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

                (i) Consolidation, Merger, Sale, Lease or Conveyance. In case of any consolidation with or merger of the Corporation with or into another corporation, or in case of any sale, lease or conveyance to another corporation of the assets of the Corporation as an entirety or substantially as an entirety, each share of Series E Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of Series E Preferred Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the holders of the shares of Series E Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be possible, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of Series E Preferred Stock.

                (ii) Rounding of Calculations; Minimum Adjustment. All calculations under this subparagraph (g) shall be made to the nearest cent or to the nearest one hundredth (1/100th) of a share, as the case may be. Any provision of this paragraph 6 to the contrary notwithstanding, no adjustment in the Conversion Price shall be made if the amount of such adjustment would be less than $0.01, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

                (iii) Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this subparagraph (g) shall require that an adjustment shall become effective immediately after a record date for an event, the Corporation may defer until the occurrence of such event (A) issuing to the holder of any share of Series E Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (B) paying to such holder any amount of cash in lieu of a fractional share of Common Stock pursuant to subparagraph (c) of this paragraph 6; provided that the Corporation upon request shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

                                    A-III-5

             (h) Current Market Price. The Current Market Price at any date shall mean, in the event the Common Stock is publicly traded, the average of the daily closing prices per share of Common Stock for 30 consecutive trading days ending no more than 15 business days before such date (as adjusted for any stock dividend, split, combination or reclassification that took effect during such 30 business day period). The closing price for each day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and asked prices regular way, in either case on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the closing sale price for such day reported by NASDAQ, if the Common Stock is traded over-the-counter and quoted in the National Market System, or if the Common Stock is so traded, but not so quoted, the average of the closing reported bid and asked prices of the Common Stock as reported by NASDAQ or any comparable system or, if the Common Stock is not listed on NASDAQ or any comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Corporation for that purpose. If the Common Stock is not traded in such manner that the quotations referred to above are available for the period required hereunder, Current Market Price per share of Common Stock shall be deemed to be the fair value as determined by the Board of Directors, irrespective of any accounting treatment.


             (i) Statement Regarding Adjustments. Whenever the Conversion Price shall be adjusted as provided in subparagraph 6(g), the Corporation shall forthwith file, at the office of any transfer agent for the Series E Preferred Stock and at the principal office of the Corporation, a statement showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment, and the Corporation shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each holder of shares of Series E Preferred Stock at its address appearing on the Corporation's records.

             (j) Costs. The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any shares of Series E Preferred Stock; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series E Preferred Stock in respect of which such shares are being issued.

             (k) Reservation of Shares. The Corporation shall reserve at all times so long as any shares of Series E Preferred Stock remain outstanding, free from preemptive rights, out of its treasury stock (if applicable) or its authorized but unissued shares of Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series E Preferred Stock, sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Series E Preferred Stock.

             (l) Approvals. If any shares of Common Stock to be reserved for the purpose of conversion of shares of Series E Preferred Stock require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If, and so long as, any Common Stock into which the shares of Series E Preferred Stock are then convertible is listed on any national securities exchange, the Corporation will, contemporaneously with the conversion, cause to be listed and thereafter to keep listed on such exchange, upon official notice of issuance, all shares of such Common Stock issuable upon conversion.

             (m) Valid Issuance. All shares of Common Stock which may be issued upon conversion of the shares of Series E Preferred Stock will upon issuance by the Corporation be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action which will cause a contrary result (including without limitation, any action which would cause the Conversion Price to be less than the par value, if any, of the Common Stock).

                                    A-III-6

          7. Voting Rights.


             (a) The holders of the issued and outstanding shares of Series E Preferred Stock have no voting rights except as set forth herein and as required by law.

             (b) Without the consent of the holders of at least

                (i) a majority of the shares of Series E Preferred Stock then outstanding, given in writing or by vote at a meeting of holders of Series E Preferred Stock called for such purpose, the Corporation will not (A) increase the authorized amount of Series E Preferred Stock or (B) create any other class of Parity Stock or Senior Stock or increase the authorized amount of any such other class; and


                (ii) a majority of the shares of Series E Preferred Stock then outstanding, given in writing or by vote at a meeting of holders of Series E Preferred Stock called for such purpose, the Corporation will not (A) other than as set forth in (i) above, amend, alter or repeal any provision of the Certificate of Incorporation or this Certificate so as to adversely affect the rights, preferences or privileges of the Series E Preferred Stock or (B) merge or consolidate with or into any other person, or sell substantially all of its assets or business to any other person, except that the Corporation may merge with any person if the Corporation is the entity surviving such merger and such merger does not adversely affect the rights, preferences and privileges of the Series E Preferred Stock.


          8. Covenants. In addition to any other rights provided by law, so long as any Series E Preferred Stock is outstanding, the Corporation, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of such outstanding shares of Series E Preferred Stock, will not:

             (a) amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or By-Laws or to these resolutions if such action would alter adversely or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, any Series E Preferred Stock, or increase or decrease the number of shares of Series E Preferred Stock authorized hereby;

             (b) authorize or issue shares of any class or series of stock not expressly authorized herein having any preference or priority as to dividends, assets or other rights superior to or on a parity with any such preference or priority of the Series E Preferred Stock, or authorize or issue shares of stock of any class or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of the Corporation having any preference or priority as to dividends, assets or other rights superior to or on a parity with any such preference or priority of the Series E Preferred Stock;


             (c) reclassify any class or series of any Junior Stock into Parity Stock or Senior Stock or reclassify any series of Parity Stock into Senior Stock; or

             (d) pay or declare any dividend on any Junior Stock (other than dividends payable in shares of the class or series upon which such dividends are declared or paid, or payable in shares of Common Stock with respect to Junior Stock other than Common Stock, together with cash in lieu of fractional shares and dividends not in excess of dividends paid to the Series E Preferred Stock) while the Series E Preferred Stock remains outstanding, or apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any Junior Stock, except from employees of the Corporation upon termination of employment or otherwise pursuant to the terms of stock purchase or option agreements providing for the repurchase of, or right of first refusal with respect to, such Junior Stock entered into with such employees.

          9. Exclusion of Other Rights. Except as may otherwise be required by law, the Series E Preferred Stock shall not have any preferences or relative participating, optional or other special rights, other than those specifically set forth in this resolution (as such resolution may be amended from time to time) and in the Corporation's Certificate of Incorporation. The shares of Series E Preferred Stock shall have no

                                    A-III-7
     preemptive or subscription rights. The Series E Preferred Stock shall not be subject to redemption or the operation of a retirement or sinking fund.

          10. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.


          11. Severability of Provisions. If any right, preference or limitation of the Series E Preferred Stock set forth in this resolution (as such resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.


          12. Status Of Reacquired Shares. Shares of Series E Preferred Stock which have been issued and converted or reacquired in any manner shall (upon compliance with any applicable provisions of the laws of the State of Delaware) have the status of authorized and unissued shares of Preferred Stock issuable in series undesignated as to series and may be redesignated and reissued.


     C. The authorized number of shares of Preferred Stock of the Corporation is 5,000,000 and the number of shares constituting the Series E Non-Voting Convertible Preferred Stock, consisting of the shares authorized hereby, is 30.

     IN WITNESS WHEREOF, the undersigned have executed this certificate as of November 14, 1996, on behalf of the Corporation, and certify under penalty of perjury that this is the act and deed of the Corporation, and that the facts stated herein are true.

                                            /s/ CHARLES W. DAGGS, III___________
                                            Charles W. Daggs, III, President
                                            /s/ GILBERT R. OTT, JR._____________
                                            Gilbert R. Ott, Jr., Secretary

                                    A-III-8

                                                                        ANNEX IV


               EXECUTIVE OFFICERS AND DIRECTORS OF PARENT, ABACO,
                          HOLDINGS AND ACQUISITION SUB



     The name, residence or business address, present principal occupation or employment and citizenship of each executive officer and director of Parent, Abaco, Holdings and Acquisition Sub are set forth below:



NAME AND POSITION                                    RESIDENCE OR BUSINESS ADDRESS          CITIZENSHIP
---------------------------------------------  ------------------------------------------   -----------

Jorge Lankenau Rocha.........................  Ave. San Jeronimo 999 Pte.                      Mexico
Chairman of the Board of Parent and Abaco;     Monterrey, N.L. 64640 Mexico
  Chief Executive Officer of Confia; Director
  and President of Holdings; Director and
  President of Acquisition Sub

Jose Maiz Mier...............................  Matamoros Ote. 506 Altos                        Mexico
Director of Parent and Abaco; Chief Executive  Centro Monterrey, N.L., 64000
  Officer of Constructora Maiz Mier, S.A. de   Mexico
  C.V.

Alejandro Junco de la Vega...................  Washington 629 Ote. Centro                      Mexico
Director of Parent and Abaco; Chief Executive  Monterrey, N.L., 64000
  Officer of Mexico Editora El Sol S.A.        Mexico

Enrique Garcia Gamez.........................  Ave. Ruiz Cortinex 257, Pte.                    Mexico
Director of Parent and Abaco; President of     Monterrey, N.L. 64290
  Agro Servicios Ragasa, S.A. de C.V.          Mexico

Fernando Canales Clariond....................  Ave. Munich 175                                 Mexico
Director of Parent and Abaco; Vice Chairman    Col. Cuauhtemoc
  and Executive Vice President of Grupo Imsa,  San Nicolas de los Garza,
  S.A. de C.V.                                 N.L. 64450 Mexico

Julio Escamez Ferreiro.......................  Dr. Martinez 112, Desp.6                        Mexico
Director of Parent and Abaco; Chairman of the  Col. Los Doctores
  Board of Consorcio Industrial de             Monterrey, N.L. 64710
  Exportacion, S.A.                            Mexico

Eduardo Leano Espinosa.......................  Loma Larga 3888, letra A,                       Mexico
Director of Parent and Abaco; Assistant        Col. Villa Universitaria
  Director of Universidad Autonoma de          Zapopan, Jalisco 45110
  Guadalajara, A.C.                            Mexico


Ignacio Santos de Hoyos......................  Ave. Lazaro Cardenas 2475                       Mexico
Director of Parent and Abaco; President of     Pte., Resid. San Agustin
  Grupo Inmobiliario Mexico, S.A.              Garza Garcia, N.L. 66260
                                               Mexico

Mauricio Fernandez Garza.....................  Ave. Lazaro Cardenas 2400                       Mexico
Director of Parent and Abaco; Chief Executive  Pte., Resid. San Agustin
  Officer of Comercializadora de Puros         Garza Garcia, N.L. 66220
                                               Mexico


                                     A-IV-1

Jose Maiz Garcia.............................  Matamoros Ote. 506 Altos                        Mexico
Director of Parent and Abaco; General Manager  Monterrey, N.L. 64000
  of Constructora Maiz Mier, S.A. de C.V.      Mexico

Rodrigo Padilla Olvera.......................  Ave. San Jeronimo 999 Pte.                      Mexico
Director of Parent and Abaco; President of     Monterrey, N.L. 64640
  Grupo SAC, S.A. de C.V.; President of        Mexico
  Industrias Delmex, S.A. de C.V.

David Rocha Prieto...........................  105 Furr                                        United
Director of Parent and Abaco                   San Antonio, Texas 78201                        States
                                               USA

Gerardo Ruiz Montemayor......................  Ave. Cuauhtemoc 103                             Mexico
Alternate Director of Abaco; Chief Executive   Santa Catarina, N.L. 66350
  Officer of Lamina Despliegada, S.A. de C.V.  Mexico

Sergio Reyes Retana..........................  Paseo de la Reforma 450                         Mexico
Alternate Director of Parent and Abaco;        Sur, Col. Juarez
  Director of Regional Branches of Confia      Mexico, D.F. 06600

Alejandro Garcia Gamez.......................  Ave. Ruiz Cortinez 257 Pte.                     Mexico
Alternate Director of Parent and Abaco; Vice   Monterrey, N.L. 64290
  President Operations of Raul Garcia y Cia,   Mexico
  S.A. de C.V.

Reynelle Cornish Gonzalez....................  Ave. San Jeronimo 999 Pte.                      Mexico
Director of Parent and Alternate of Abaco;     Monterrey, N.L. 64640
  Manager of certain subsidiaries of Parent    Mexico

Fernando Valdes Medina.......................  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent and Abaco; Chief  Monterrey, N.L. 64640
  Financial Officer of certain subsidiaries    Mexico
  of Parent

Juan Jose Leano..............................  Ave. Patria 1201                                Mexico

Alternate Director of Parent and Abaco;        Guadalajara, Jalisco 45110
  Assistant Director of Special Projects of    Mexico
  Universidad Autonoma de Guadalajara, A.C.

Alberto Fernandez Garza......................  Industrias 1200 Pte.                            Mexico
Alternate Director of Parent and Abaco;        Col. Bellavista
  Chairman of the Board of PYOSA, S.A. de      Monterrey, N.L. 64410
  C.V.                                         Mexico

Ernesto Guzman Valdes........................  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent; Director of      Monterrey, N.L. 64640
  Abaco; Chief Executive Officer of Abaco      Mexico

Jorge A. Garcia Garza........................  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent and Abaco;        Monterrey, N.L. 64640
  General Counsel and Secretary of Parent and  Mexico
  Abaco


                                     A-IV-2

Jesus Elizondo Lopez.........................  Lic. Pedro Velez 2425 Col. Progreso             Mexico
Director of Parent and Abaco; Chief Executive  Monterrey, N.L. 64420
  Officer of Centro de Carnes San Francisco,   Mexico
  S.A. de C.V.

Luis Felipe Salas Benavides..................  Jesus Cantu Leal 1528 Sur,                      Mexico
Director of Parent and Abaco; Executive Vice   Col. Cerro de la Silla
  President of Farmacias Benavides, S.A. de    Monterrey, N.L. 64810
  C.V.                                         Mexico

Marcelo Canales Clariond.....................  Ave Munich 175, Col. Cuauhtemoc                 Mexico
Director of Parent and Abaco; Vice President   San Nicolas de los Garza,
  for Planning and Finance of Grupo IMSA,      N.L. 64450, Mexico
  S.A. de C.V.

Eduardo Camarena Legaspi.....................  Ave. San Jeronimo 999 Pte.                      Mexico
Director of Parent and Abaco; Director of      Monterrey, N.L. 64640
  International Operations of Parent and       Mexico
  Confia

Eduardo Garza T. Fernandez...................  Valentin G. Rivero 127                          Mexico
Director of Parent and Abaco; President of     Col. Los Trevino
  Fabricaciones y Representaciones             Santa Catarina, N.L. 66335
  Industriales S.A. de C.V.                    Mexico

Enrique Mouret Benavides.....................  Jesus Cantu Leal 1528 Sur                       Mexico
Alternate Director of Parent and Abaco, Chief  Col. Cerro de la Silla
  Executive Officer of FAR-BEN, S.A. de C.V.   Monterrey, N.L. 64810
                                               Mexico


Rafael Alonso y Prieto.......................  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent and Abaco;        Monterrey, N.L. 64640
  Assistant Chief Executive Officer of Abaco   Mexico

Alberto Elizondo Trevino.....................  Ave. Lazaro Cardenas 2400 Pte.                  Mexico
Alternate Director of Parent and Abaco;        Desp. PD16
  Independent Technical and Administrative     Garza Garcia, N.L. 66220
  Consultant                                   Mexico

Jesus Gonzalez Elizondo......................  Presidente Masarik 169                          Mexico
Director of Abaco; Chief Executive Officer,    Col. Polanco Mexico, D.F.
  Salinas Y Rocha, S.A. de C.V.                11570 Mexico

Manuel Turrent Diaz..........................  Kilometro 30 1/2 de la Carr. Mex-Oro            Mexico
Director of Abaco; President of Desarrollo     Fracc. Hacienda del Parque
  Programado, S.A. de C.V.                     Cuautitian Izcall, Edo de Mex 54769

Jose Ma. Garza Ponce.........................  Zaragoza 1000 Sur, Mezz 1                       Mexico
Director of Parent and Abaco; Chairman of the  Monterrey, N.L.
  Board of Constructora Garza Ponce, S.A. de   Mexico
  C.V.

Salvador Martinez Garza......................  Montenegro 2337                                 Mexico
Director of Parent and Abaco; Chief Executive  Col. Moderna
  Officer of Mexicana de Lubricantes, S.A. de  Guadalajara, Jalisco 44100
  C.V.                                         Mexico

                                     A-IV-3

Gustavo Gonzalez Garcia......................  Guerrero Norte 3530                             Mexico
Director of Parent and Alternate of Abaco;     Col. Norte
  Chief Executive Officer of Autolineas        Monterrey, N.L. 64500
  Mexicanas, S.A. de C.V.                      Mexico

Oscar Villarreal Aguero......................  Kilometro 30 1/2 de la Carr. Mex-Oro            Mexico
Alternate Director of Abaco; Chief Executive   Hacienda Sierra Vieja 2
  Officer of Desarrollo Programado, S.A. de    Fracc. Hacienda del Parque
  C.V.                                         Cuautitian Izcall, Edo de Mex 54769

Jose Ma. Garza Trevino.......................  Zaragoza 1000 Sur                               Mexico
Alternate Director of Parent and Abaco; Chief  Mezz 1
  Executive Officer of Constructora Garza      Monterrey, N.L.
  Ponce, S.A. de C.V.                          Mexico

Francisco Vizcaino Gutierrez.................  La Luna 2495                                    Mexico
Alternate Director of Parent and Abaco;        Col. Jardines del Bosque
  President of Sea Star Holding Company        Guadalajara, Jalisco 44520
                                               Mexico

Jose Roble Flores Fernandez..................  Ave. San Jeronimo 999 Pte.                      Mexico

Alternate Secretary of Parent and Abaco;       Monterrey, N.L. 64640
  Legal Counsel of Parent and Abaco;           Mexico

Enrique Marcos Giacoman......................  Padre Mier 167 Pte.                             Mexico
Alternate Director of Parent and Abaco;        Monterrey, N.L. 64000
  General Manager of Tiendas 'El Sol'          Mexico

Federico Richardson Lamas....................  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent and Abaco         Monterrey, N.L. 64640 Mexico

Ismael Garza T. Gonazales....................  Juan I. Ramon 506 Ote. Desp. 300                Mexico
Alternate Director of Parent                   Monterrey, N.L.
                                               Mexico

Juan Zurita Lagunes..........................  Amazonas 240, Desp. 10, Col. Del Valle          Mexico
Director of Parent; Chairman of the Board of   Garza Garcia, N.L.
  Club Hacienda Tequisqiapan, S.A.             Mexico

Sergio T. Martinez Arrieta...................  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent; Partner of       Edificio Anexo
  Martinez Arrieta y Asociados, S.C.           Monterrey, N.L. 64640 Mexico

Jose Carlos Villarreal Martinez..............  Ave. San Jeronimo 999 Pte.                      Mexico
Alternate Director of Parent and Abaco;        Edificio Anexo
  Treasurer and Chief Financial Officer of     Monterrey, N.L. 64640 Mexico
  Confia

Franciso E. Quiatanilla                        Montes Rocallosos 505 Sur                     Mexico
Director of Financial Controls of Parent and   Residencial San Agustin
  Abaco; Secretary of Holdings and             Garza Garcia, N.L. 66250
  Acquisition Sub                              Mexico


                                     A-IV-4